Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249786

PROSPECTUS SUPPLEMENT NO. 14
(to Prospectus dated December 3, 2020)

Up to 24,988,338 Shares of Class A Common Stock
Up to 7,745,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement updates and supplements the prospectus dated December 3, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-249786). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 6 of the Prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2021
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number: 001-38839

Shift Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	82-5325852
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

290 Division Street, Suite 400, San Francisco, California 94103-4893 (Address of principal executive offices)

Registrant's telephone number, including area code: (855) 575-6739
Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SFT	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 11, 2021 the registrant had 81,291,036 shares of common stock outstanding.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Quarterly Report on Form 10-Q that reflect our current views with respect to future events and financial performance, business strategies, and expectations for our business constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” “will,” “approximately,” “shall”, the negative of any of these and any similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Quarterly Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. We cannot assure you that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Some factors that could cause actual results to differ include, but are not limited to:

•general business and economic conditions and risks related to the larger automotive ecosystem;

•competition, and the ability of the Company to grow and manage growth profitably;

•our history of losses and ability to achieve or maintain profitability in the future;

•our ability to sustain our current rate of growth;

•our ability to establish our software as a platform to be used by automotive dealers;

•risks relating to our inspection and reconditioning hubs;

•impacts of COVID-19 and other pandemics;

•our reliance on third-party carriers for transportation:

•our current geographic concentration where we provide reconditioning services and store inventory;

•cyber-attacks or other privacy or data security incidents;

•the impact of copycat websites;

•failure to adequately protect our intellectual property, technology and confidential information;

•our reliance on third-party service providers to provide financing;

•the impact of federal and state laws related to financial services on our third-party service providers;

•the impact of federal, state and local laws on our ability to obtain and maintain necessary dealer and financing licenses in the states in which we do business;

•our ability to timely secure and maintain cost effective real estate locations in connection with the expansion of our business;

•risks that impact the quality of our customer experience, our reputation, or our brand;

•changes and ambiguity in the prices of new and used vehicles;

ii

•our ability to correctly appraise and price vehicles;

•access to desirable vehicle inventory;

•our ability to expeditiously sell inventory;

•our ability to expand product offerings;

•changes in applicable laws and regulations and our ability to comply with applicable laws and regulations;

•access to additional debt and equity capital;

•changes in technology and consumer acceptance of such changes;

•our reliance on internet search engines, vehicle listing sites and social networking sites to help drive traffic to our website;

•any restrictions on the sending of emails or messages or an inability to timely deliver such communications;

•seasonal and other fluctuations in our quarterly results of operations;

•competition in the markets in which we operate;

•changes in the auto industry and conditions affecting automotive manufacturers;

•natural disasters, adverse weather events and other catastrophic events;

•our dependence on key personnel;

•our ability to rapidly hire and retain qualified personnel necessary to grow our business as anticipated;

•increases in labor costs;

•our reliance on third-party technology and information systems;

•our use of open-source software;

•claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers;

•significant disruptions in service on our platform;

•impairment charges;

•changes in LIBOR;

•volatility in the price of our common stock;

•issuances of our common stock and future sales of our common stock;

•our ability to establish and maintain effective internal control over financial reporting; and

•other economic, business and/or competitive factors, risks and uncertainties, including those described in “Item 1A. Risk Factors.”

We do not undertake, and expressly disclaim, any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this filing.
iii

Part I - Financial Information
ITEM 1. FINANCIAL STATEMENTS

SHIFT TECHNOLOGIES, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	As of September 30, 2021	As of December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$247,532	$233,936
Accounts receivable, net of allowance for doubtful accounts of $298 and $46	12,789	8,426
Inventory	88,885	49,086
Prepaid expenses and other current assets	5,258	5,478
Total current assets	354,464	296,926
Property and equipment, net	5,972	2,123
Capitalized website and internal use software costs, net	8,495	6,542
Restricted cash, non-current	1,625	1,605
Deferred borrowing costs	—	2,149
Other non-current assets	2,307	2,748
Total assets	$372,863	$312,093

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,696	$10,675
Accrued expenses and other current liabilities	39,250	22,286
Flooring line of credit	50,250	13,870
Total current liabilities	101,196	46,831
Convertible notes	144,048	—
Financial instruments liability	7,639	25,230
Other non-current liabilities	3,150	2,850
Total liabilities	256,033	74,911

Commitment and contingencies (Note 10)

Stockholders’ equity:
Preferred stock – par value $0.0001 per share; 1,000,000 shares authorized at September 30, 2021 and December 31, 2020, respectively	—	—
Common stock – par value $0.0001 per share; 500,000,000 shares authorized at September 30, 2021 and December 31, 2020, respectively; 84,281,072 and 83,904,182 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	8	8
Additional paid-in capital	503,070	511,617
Accumulated deficit	(386,248)	(274,443)
Total stockholders’ equity	116,830	237,182
Total liabilities and stockholders’ equity	$372,863	$312,093
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIFT TECHNOLOGIES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue
Ecommerce revenue, net	$156,248	$48,486	$374,889	$97,870
Other revenue, net	6,215	2,036	15,309	3,933
Wholesale vehicle revenue	17,337	9,392	50,455	20,504
Total revenue	179,800	59,914	440,653	122,307
Cost of sales	166,848	56,188	404,006	111,666
Gross profit	12,952	3,726	36,647	10,641
Operating expenses:
Selling, general and administrative expenses	57,886	24,030	156,264	52,109
Depreciation and amortization	1,375	1,181	4,037	3,258
Total operating expenses	59,261	25,211	160,301	55,367
Loss from operations	(46,309)	(21,485)	(123,654)	(44,726)
Change in fair value of financial instruments	11,967	(579)	17,591	(6,211)
Interest and other expense, net	(3,047)	(1,256)	(5,742)	(3,707)
Net loss and comprehensive loss attributable to common stockholders	$(37,389)	$(23,320)	$(111,805)	$(54,644)
Net loss and comprehensive loss per share attributable to common stockholders, basic and diluted	$(0.48)	$(6.96)	$(1.43)	$(17.05)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	78,096,901	3,352,870	78,052,624	3,205,180
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIFT TECHNOLOGIES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Stockholders' Equity
(in thousands, except share and per share amounts)
(unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2020	—	$—	83,904,182	$8	$511,617	$(274,443)	$237,182
Warrant exchange	—	—	125,160	—	(497)	—	(497)
Issuance of common stock upon exercise of vested options	—	—	107,645	—	200	—	200
Repurchase of shares related to early exercised options	—	—	—	—	1	—	1
Vesting of early exercised options	—	—	—	—	132	—	132
Stock-based compensation	—	—	—	—	8,375	—	8,375
Net loss and comprehensive loss	—	—	—	—	—	(42,755)	(42,755)
Balance at March 31, 2021	—	—	84,136,987	8	519,828	(317,198)	202,638
Purchase of Capped Calls (Note 7)	—	—	—	—	(28,391)	—	(28,391)
Issuance of common stock upon exercise of vested options	—	—	31,679	—	101	—	101
Repurchase of shares related to early exercised options	—	—	(5,849)	—	—	—	—
Vesting of early exercised options	—	—	—	—	114	—	114
Stock-based compensation	—	—	—	—	5,651	—	5,651
Net loss and comprehensive loss	—	—	—	—	—	(31,661)	(31,661)
Balance at June 30, 2021	—	—	84,162,817	8	497,303	(348,859)	148,452
Issuance of common stock upon exercise of vested options	—	—	134,415	—	99	—	99
Repurchase of shares related to early exercised options	—	—	(16,160)	—	—	—	—
Vesting of early exercised options	—	—	—	—	142	—	142
Stock-based compensation	—	—	—	—	5,526	—	5,526
Net loss and comprehensive loss	—	—	—	—	—	(37,389)	(37,389)
Balance at September 30, 2021	—	$—	84,281,072	$8	$503,070	$(386,248)	$116,830

SHIFT TECHNOLOGIES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Stockholders' Equity
(in thousands, except share and per share amounts)
(unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	255,237,101	$223,631	37,432,555	$3	$34,997	$(215,297)	$(180,297)
Retroactive application of recapitalization	(255,237,101)	(223,631)	(6,037,592)	—	223,631	—	223,631
Adjusted balance, beginning of period	—	—	31,394,963	3	258,628	(215,297)	43,334
Issuance of common stock upon exercise of vested options	—	—	38,860	—	59	—	59
Vesting of early exercised options	—	—	—	—	41	—	41
Stock-based compensation	—	—	—	—	327	—	327
Net loss and comprehensive loss	—	—	—	—	—	(12,331)	(12,331)
Balance at March 31, 2020	—	—	31,433,823	3	259,055	(227,628)	31,430
Issuance of common stock upon exercise of vested options	—	—	24,189	—	28	—	28
Vesting of early exercised options	—	—	—	—	89	—	89
Stock-based compensation	—	—	—	—	492	—	492
Net loss and comprehensive loss	—	—	—	—	—	(18,993)	(18,993)
Balance at June 30, 2020	—	—	31,458,012	3	259,664	(246,621)	13,046
Issuance of common stock upon exercise of vested options	—	—	686,398	—	697	—	697
Vesting of early exercised options	—	—	—	—	476	—	476
Repurchase of shares related to early exercised options	—	—	(3,208)	—	—	—	—
Stock-based compensation	—	—	—	—	817	—	817
Net loss and comprehensive loss	—	—	—	—	—	(23,320)	(23,320)
Balance at September 30, 2020	—	$—	32,141,202	$3	$261,654	$(269,941)	$(8,284)

SHIFT TECHNOLOGIES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Nine Months Ended September 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(111,805)	$(54,644)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,489	3,258
Stock-based compensation expense	18,944	1,455
Change in fair value of financial instruments	(17,591)	6,211
Contra-revenue associated with milestones	478	478
Amortization of debt discounts	2,429	3,275
Changes in operating assets and liabilities:
Accounts receivable	(4,363)	(6,085)
Inventory	(39,799)	(15,287)
Prepaid expenses and other current assets	255	7
Other non-current assets	44	(54)
Accounts payable	867	7,515
Accrued expenses and other current liabilities	17,497	7,983
Other non-current liabilities	391	(52)
Net cash, cash equivalents, and restricted cash used in operating activities	(128,164)	(45,940)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(5,094)	(407)
Capitalized website internal-use software costs	(4,604)	(2,857)
Net cash, cash equivalents, and restricted cash used in investing activities	(9,698)	(3,264)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from flooring line of credit facility	227,662	67,413
Repayment of flooring line of credit facility	(191,363)	(63,102)
Proceeds from Delayed Draw Term Loan	—	12,500
Proceeds from SBA PPP Loans	—	6,055
Proceeds from Convertible Notes (Note 6)	143,768	—
Premiums paid for Capped Call Transactions (Note 7)	(28,391)	—
Exchange of warrants for cash	(497)	—
Proceeds from stock option exercises, including from early exercised options	366	1,740
Repurchase of shares related to early exercised options	(67)	(7)
Net cash, cash equivalents, and restricted cash provided by financing activities	151,478	24,599
Net increase (decrease) in cash, cash equivalents and restricted cash	13,616	(24,605)
Cash, cash equivalents and restricted cash, beginning of period	235,541	44,576
Cash, cash equivalents and restricted cash, end of period	$249,157	$19,971

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$760	$650

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Capital expenditures in accounts payable	$154	$—
Vesting of exercised options	$388	$605
Other receivables resulting from stock option exercises	$35	$269
Stock-based compensation capitalized to internal-use software	$608	$182
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIFT TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)

1. DESCRIPTION OF THE BUSINESS AND ACCOUNTING POLICIES
Shift Technologies, Inc., which, together with its subsidiaries we refer to as Shift, we, us, our, SFT, or the Company, conducts its business through its wholly owned subsidiaries Shift Platform, Inc., Shift Operations, LLC, Shift Transportation LLC, and Shift Finance, LLC. Shift Platform, Inc., formerly known as Shift Technologies, Inc. (“Legacy Shift”) was incorporated in the State of Delaware on December 9, 2013.
The Company is headquartered in San Francisco, California and operates hubs to purchase, recondition and/or sell vehicles in major cities in California, Oregon, Washington, Texas, and Nevada. Shift operates an innovative platform to make car purchases, car sales and ownership simple. Shift’s innovative platform, which includes proprietary pricing technology, provides consumers with a digital purchase and selling experience, and includes offerings throughout the sales cycle, including vehicle pickup and delivery at a customer’s location.
The Company currently is organized into two reportable segments: Retail and Wholesale. The Retail segment represents retail sales of used vehicles through the Company’s ecommerce platform and fees earned on sales of value-added products associated with those vehicles sales such as vehicle service contracts, guaranteed asset protection waiver coverage, prepaid maintenance plans, and appearance protection plans. The Wholesale segment represents sales of used vehicles through wholesale auctions or directly to a wholesaler (“DTW”).
Insurance Acquisition Corp. Merger
On October 13, 2020, Insurance Acquisition Corp. (“IAC”), an entity listed on the Nasdaq Capital Market under the trade symbol “INSU”, acquired Legacy Shift by the merger of IAC Merger Sub, Inc., a direct wholly owned subsidiary of IAC, with and into Legacy Shift, with Legacy Shift continuing as the surviving entity and a wholly owned subsidiary of IAC (the “Merger”). The public company resulting from the merger was renamed Shift Technologies, Inc. Upon the consummation of the Merger, Shift received approximately $300.9 million, net of fees and expenses. See Note 2 - Merger for additional details regarding this transaction.
COVID-19
In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (“COVID-19”) as a pandemic, and the Company expects its operations in all locations to be affected as the pandemic progresses. The Company saw a slowing of vehicle sales immediately following the shelter in place ordinances in March; however, within five weeks, weekly sales volume rebounded nearly to pre-COVID-19 volumes. The Company has adjusted certain aspects of its operations to protect its employees and customers while still meeting customers’ needs for vital technology, including implementing contactless purchase and delivery processes and applying long-term antimicrobial surface and air protection systems for its entire inventory.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), was signed into law in response to the COVID-19 pandemic. The CARES Act includes several significant income tax relief provisions as well as the deferral of the employer portion of the social security payroll tax. The income tax benefits include a favorable increase in the interest expense limitation under section 163(j), allowing a five-year net operating loss (“NOL”) carryback provision for certain NOLs, and increasing the amount of NOLs corporations may use to offset income for taxable years beginning before 2021. The Company has evaluated the income tax impacts of the CARES Act and does not expect that the income tax relief provisions of the CARES Act will significantly impact the Company, since it has had taxable losses since inception. In addition, the Company has adopted the deferral of the employer portion of the social security payroll tax. The deferral was effective from the enactment date through December 31, 2020. As of September 30, 2021, the Company had deferred $1.3 million. The deferred amount will be paid in two installments and the amount will be considered timely paid if 50% of the deferred amount is paid by December 31, 2021 and the remainder by December 31, 2022.
7

SHIFT TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
Basis of Presentation
Our unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The interim condensed consolidated balance sheets as of September 30, 2021 and December 31, 2020, the interim condensed consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2021 and 2020, condensed consolidated statements of stockholders' equity for the three and nine months ended September 30, 2021 and 2020, and condensed consolidated statements of cash flows for the nine months ended September 30, 2021 and 2020, and amounts relating to the interim periods included in the accompanying notes to the interim condensed consolidated financial statements are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements contained in the Company's most recent Annual Report on Form 10-K , and in management’s opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company’s condensed consolidated balance sheet as of September 30, 2021, and its results of operations for the three and nine months ended September 30, 2021 and 2020, and cash flows for the nine months ended September 30, 2021 and 2020. The results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results expected for the fiscal year or any other periods. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes for the fiscal year ended December 31, 2020 included in our Annual Report on Form 10-K filed with the United States Securities and Exchange Commission ("SEC") on March 19, 2021.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to the valuation of vehicle inventory, capitalized website and internal-use software development costs, fair value of common stock, financial instruments, convertible debt, stock-based compensation and income taxes.
The COVID-19 pandemic has adversely impacted the global economy, as well as the Company’s operations, and the extent and duration of the impacts remain unclear. The Company’s future estimates, including, but not limited to, the inventory valuations, and fair value measurements, may be impacted and continue to evolve as conditions change as a result of the COVID-19 pandemic.
Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.
The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

SHIFT TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability. As of September 30, 2021 and December 31, 2020, all liability-classified financial instruments that are remeasured on a recurring basis have been valued using Level 3 inputs. The determination of the fair value of the Lithia warrants subject to remeasurement was based on the Black-Scholes valuation model, which requires significant estimates including the expected volatility of our common stock, expected dividend yield, option term and risk-free rate.
The fair value of the Escrow Shares was determined using a Monte Carlo valuation model, which requires significant estimates including the expected volatility of our common stock. The liability arising from the Escrow Shares is included in financial instruments liability in the condensed consolidated balance sheets. The expected annual volatility of our common stock was estimated to be 65.53% and 63.93% as of September 30, 2021 and December 31, 2020, respectively, based on the historical volatility of comparable publicly traded companies.
The table below illustrates the changes in the fair value of the Company’s Level 3 financial instruments liability:

(in thousands)	2021	2020
Balance as of January 1,	$25,230	$4,810
Remeasurement of Lithia warrants	—	6,211
Remeasurement of Escrow Shares liability	(17,591)	—
Balance as of September 30,	$7,639	$11,021
All Legacy Shift warrants outstanding prior to the merger were exercised and settled via net share settlement. The number of shares issued upon the exercise of the warrants was reduced in lieu of cash payment for the exercise price of the warrants. There were no warrants outstanding at September 30, 2021.
Correction of Immaterial Errors
During the quarter ended September 30, 2021, the company recorded a charge of $3.1 million related to certain sales tax amounts (including penalties and interest) which should have been recorded in prior periods from 2018 through the periods ended June 30, 2021. This out of period charge represents the Company’s best estimate of the probable amount due to the applicable taxing authorities and includes sales tax amounts collected from customers that were remitted to the incorrect jurisdiction as well as additional sales tax amounts in certain jurisdictions that were not correctly determined at the time of the customer transaction. The Company is currently working with the applicable jurisdictions to resolve the outstanding balances. We have determined that the impact of this out of period charge is quantitatively and qualitatively immaterial to all prior periods. The amounts are also immaterial to the expected results for the full year 2021 and to trends in the Company’s financial results. The correction of the $3.1 million was recorded as an increase to selling, general, and administrative expenses on the condensed consolidated statement of comprehensive loss in the three months ended September 30, 2021.
As a result of the errors described above, selling, general and administrative expenses and net loss are understated by $0.7 million and $0.6 million for the years ended December 31, 2020 and 2019, respectively. Accumulated deficit is understated and stockholder's equity is overstated by $1.8 million as of December 31, 2020. Selling, general and administrative expenses and net loss are understated by $0.2 million and $0.5 million for the three and nine months ended September 30, 2020. Selling, general and administrative expenses and net loss are understated by $0.5 million and $0.8 million for the three months ended March 31, 2021 and June 30, 2021, respectively, resulting in an understatement of $1.3 million for the six months ended June 30, 2021. Selling, general and administrative expenses and net loss are understated by $0.1 million and $0.2 million for the three months ended March 31, 2020 and June 30, 2020, respectively, resulting in an understatement of $0.3 million for the six months ended June 30, 2020.

SHIFT TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
Recently Issued Accounting Standards
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. This ASU is effective for public and private companies’ fiscal years beginning after December 15, 2018, and December 15, 2021, respectively, with early adoption permitted. The Company expects to adopt ASU 2016-02 under the private company transition guidance beginning January 1, 2022, using the optional transition method provided by ASU 2018-11. Based upon that analysis and our current evaluation of the standard, we estimate the adoption will result in the addition of $25 million to $31 million of assets and liabilities to our consolidated balance sheet, with no significant change to our consolidated statements of operations or cash flows. The actual amount of additional assets and liabilities that will be recorded upon adoption will depend on the discount rates that are in effect as of the adoption date, as well as assets and liabilities associated with leases that will be executed before the adoption date.
In June 2016, the FASB issued ASU 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. This ASU is effective for public and private companies’ fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and December 15, 2022, respectively. The Company expects to adopt ASU 2016-13 under the private company transition guidance beginning January 1, 2023, and is currently evaluating the impact on the Company’s condensed consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 will be effective for public entities for interim and annual periods beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 will be effective for the Company for annual periods beginning after December 15, 2021, and interim periods beginning after December 15, 2022, with early adoption permitted. The Company is currently assessing the impact, if any, the guidance will have on the Company’s condensed consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance is effective for all entities during the period March 12, 2020, through December 31, 2022. The Company is currently assessing the impact, if any, the guidance will have on the Company’s consolidated financial statements.
Recently Adopted Accounting Standards
In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible debt by removing the requirements to separately present certain conversion features in equity. In addition, the amendments in the ASU also simplify the guidance in ASC 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, by removing certain criteria that must be satisfied in order to classify a contract as equity. Early adoption is permitted for fiscal years beginning after December 15, 2020. The Company early-adopted the ASU on January 1, 2021. There was no impact to the Company's condensed consolidated financial statements on the date of adoption.

SHIFT TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
2. MERGER
On October 13, 2020, Legacy Shift and IAC consummated the Merger, with Legacy Shift surviving the Merger as a wholly-owned subsidiary of IAC, which was renamed “Shift Technologies, Inc.” Immediately prior to the closing of the Merger, all shares of outstanding redeemable convertible preferred stock of Legacy Shift were automatically converted into shares of Legacy Shift common stock, and all outstanding warrants for Legacy Shift shares were exercised. Upon the consummation of the Merger, each share of Legacy Shift common stock issued and outstanding was canceled and converted into the right to receive 0.1073 shares (the “Exchange Ratio”) of Class A common stock of IAC, including the contingently cancellable Escrow Shares described below.
In connection with the execution of the merger agreement, IAC entered into separate subscription agreements (each, a “Subscription Agreement”) with a number of investors (each a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and IAC agreed to sell to the Subscribers, an aggregate of 18,900,000 shares of common stock (the “PIPE Shares”), for a purchase price of $10 per share and an aggregate purchase price of $189.0 million, in a private placement pursuant to the subscription agreements (the “PIPE”). The PIPE investment closed simultaneously with the consummation of the Merger.
The Merger is accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, IAC was treated as the “acquired” company for financial reporting purposes (See Note 1 - Description of the Business and Accounting Policies). Accordingly, for accounting purposes, the Merger was treated as the equivalent of Shift issuing stock for the net assets of IAC, accompanied by a recapitalization. The net assets of IAC of $0.1 million are stated at historical cost, with no goodwill or other intangible assets recorded.
Escrow Shares
In connection with the closing of the Merger, 6,000,218 shares of the Company’s common stock (the “Escrow Shares”) were deposited into an escrow account, with each former Legacy Shift stockholder listed as beneficiary in proportion to their percentage ownership of Legacy Shift common shares immediately prior to the Merger. The Escrow Shares will be released to the beneficiaries if the following conditions are achieved following October 13, 2020, the date of the closing of the Merger:
i.if at any time during the 12 months following the closing, the closing share price of the Company’s common stock is greater than $12.00 over any 20 trading days within any 30 trading day period, 50% of the Escrow Shares will be released; and
ii. if at any time during the 30 months following the closing, the closing share price of the Company’s common stock is greater than $15.00 over any 20 trading days within any 30 trading day period, 50% of the Escrow Shares will be released.
iii.If, during the 30 months following the closing, there is a change of control (as defined in the Merger Agreement) that will result in the holders of the Company’s common stock receiving a per share price equal to or in excess of $10 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the common stock after the date of the Merger), then all remaining Escrow Shares shall be released to the Legacy Shift stockholders effective as of immediately prior to the consummation of such change of control.
The Escrow Shares are legally outstanding and the beneficiaries retain all voting, dividend and distribution rights applicable to the Company’s common stock while the shares are in escrow. If the conditions for the release of the Escrow Shares are not met, the shares and any dividends or distributions arising therefrom shall be returned to the Company. The Escrow Shares are not considered outstanding for accounting purposes, and as such are excluded from the calculation of basic net loss per share (see Note 12).

SHIFT TECHNOLOGIES, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
The Escrow Shares meet the accounting definition of a derivative financial instrument. As the number of Escrow Shares that will ultimately be released is partially dependent on variables (namely, the occurrence of a change in control) that are not valuation inputs to a “fixed for fixed” option or forward contract, the Escrow Shares are not considered to be indexed to the Company’s common stock and are therefore classified as a liability. The Company’s obligation to release the Escrow Shares upon achievement of the milestones was recorded to financial instruments liability on the condensed consolidated balance sheets at fair value as of the date of the Merger. Subsequent changes in the fair value of the liability are recorded to change in fair value of financial instruments on the condensed consolidated statements of operations and comprehensive loss. No Escrow Shares had been released as of September 30, 2021. During the three and nine months ended September 30, 2021, the Company recognized gains related to the change in fair value of the Escrow Shares of $12.0 and $17.6 million, respectively, which are included in change in fair value of financial instruments on the condensed consolidated statements of operations and comprehensive loss.
As of the first anniversary of the Merger on October 13, 2021, the first tranche of 3,000,109 Escrow Shares had failed to satisfy the $12.00 stock performance hurdle. As a result, the shares will be returned to the Company for cancellation.

3. PROPERTY AND EQUIPMENT, NET
Property and equipment, net consists of the following (in thousands):

	As of September 30, 2021	As of December 31, 2020
Equipment	$6,516	$2,132
Furniture and fixtures	225	158
Leasehold improvements	1,056	1,408
Total property and equipment	7,797	3,698
Less: accumulated depreciation	(1,825)	(1,575)
Property and equipment, net	$5,972	$2,123
Depreciation expense related to property and equipment was $0.4 million and $0.2 million for the three months ended September 30, 2021 and 2020, respectively. Depreciation expense related to property and equipment was $1.4 million and $0.7 million for the nine months ended September 30, 2021 and 2020, respectively. Depreciation expense is included in depreciation and amortization in the condensed consolidated statements of operations and comprehensive loss.
4. CAPITALIZED WEBSITE AND INTERNAL-USE SOFTWARE COSTS, NET
Capitalized website and internal use software costs, net consists of the following (in thousands):

	As of September 30, 2021	As of December 31, 2020
Capitalized website domain costs – nonamortizable	$385	$385
Capitalized website and internal-use software development costs – amortizable	22,351	17,308
Less: accumulated amortization	(14,241)	(11,151)
Capitalized website and internal-use software development costs, net	$8,495	$6,542
Amortization of capitalized software development costs is included in depreciation and amortization in the condensed consolidated statements of operations and comprehensive loss. Amortization of capitalized software development costs amounted to $1.2 million and $0.9 million for the three months ended September 30, 2021 and 2020, respectively, and $3.1 million and $2.5 million for the nine months ended September 30, 2021 and 2020, respectively.

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following (in thousands):

	As of September 30, 2021	As of December 31, 2020
Liability for vehicles acquired under OEM program	$3,670	$11,461
Accrued payroll related costs	11,479	4,155
Provision for DMV refunds	1,173	1,093
Accrued sales taxes	11,587	1,503
Common stock subject to repurchase liability, current	160	524
Interest payable	2,475	18
Other accrued expenses	8,706	3,532
Total accrued expenses and other current liabilities	$39,250	$22,286
In November 2019, the Company entered into an arrangement with an original equipment manufacturer (“OEM”) to sell vehicles sourced locally through the trade-in program of the OEM on the Company’s platform. Under the terms of the arrangement, the Company has the option to provisionally accept any trade-ins based on information provided by the OEM. The Company transports any accepted vehicles to one of its inspection and reconditioning centers where Shift inspects the vehicle and makes a final purchasing decision regarding the vehicle. Any rejected vehicles are sent to wholesale auction facilities at Shift’s expense, at which point Shift has no further obligations to the automaker for the rejected vehicle. The Company records inventory received under the arrangement with the OEM equal to the amount of the liability due to the OEM to acquire such vehicles. The liability due to the OEM provider for such acquired vehicles is equal to the OEM’s original acquisition price. The final price paid to the OEM upon sale of the vehicle includes an additional amount equal to 50% of the excess of the sales price over the original acquisition price.
Interest payable in the table above as of December 31, 2020 has been reclassified to be shown separately from other accrued expenses to conform to the presentation as of September 30, 2021.
6. BORROWINGS
Convertible Notes
On May 27, 2021, the Company completed a private offering of its 4.75% Convertible Senior Notes due 2026 (the “Notes”). The aggregate principal amount of the Notes sold in the offering was $150.0 million. The Notes are the Company’s senior unsecured obligations and will rank equally in right of payment with the Company’s future senior unsecured indebtedness, senior in right of payment to the Company’s future indebtedness that is expressly subordinated to the Notes and effectively subordinated to the Company’s future secured indebtedness, to the extent of the value of the collateral securing that indebtedness.
The Notes will accrue interest payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021, at a rate of 4.75% per year. The Notes will mature on May 15, 2026, unless earlier converted, redeemed or repurchased by the Company.
The Notes are convertible into shares of the Company’s Class A common stock at an initial conversion rate of 118.6556 shares of the Company’s Class A common stock per $1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately $8.43 per share of the Company’s Class A common stock). The initial conversion price represents a premium of approximately 27.50% over the last reported sale price of the Company’s Class A common stock on May 24, 2021, which was $6.61 per share. The conversion rate will be subject to adjustment upon the occurrence of certain events prior to the maturity date. The Company will increase the conversion rate on a sliding scale to up to a maximum of 151.2859 per $1,000 principal amount for a holder who elects to convert its notes in connection with certain corporate events or the Company’s delivery of a notice of redemption, as the case may be, in certain circumstances.

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
Noteholders may convert their notes at their option only in the following circumstances:
1.during any calendar quarter commencing after the calendar quarter ending on June 30, 2021, if the last reported sale price per share of our Class A common stock exceeds 130% of the conversion price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;
2.during the 5 consecutive business days immediately after any 10 consecutive trading day period (such 10 consecutive trading day period, the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of our Class A common stock on such trading day and the conversion rate on such trading day;
3.upon the occurrence of certain corporate events or distributions on our Class A common stock;
4.if we call such notes for redemption; and
5.at any time from, and including, November 15, 2025 until the close of business on the second scheduled trading day immediately before the maturity date.
Conversions of the Notes will be settled in cash, shares of the Company's Class A common stock or a combination thereof, at the Company's election.
The Notes will be redeemable, in whole or in part (subject to a partial redemption limitation), at the Company’s option at any time, and from time to time, on or after May 20, 2024 and on or before the 40th scheduled trading day immediately before the Maturity Date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if (i) the last reported sale price per share of the Company’s Class A common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (2) the trading day immediately before the date the Company sends such notice; and (ii) a registration statement covering the resale of the shares of the Company’s Class A common stock, if any, issuable upon conversion of the Notes in connection with such optional redemption is effective and available for use and is expected, as of the date the redemption notice is sent, to remain effective and available during the period from, and including the date the redemption notice is sent to, and including, the business day immediately before the related redemption date, unless the Company elects cash settlement in respect of the conversions in connection with such optional redemption.
In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption and on or prior to the business day immediately before the related redemption date. If the Company elects to redeem less than all of the outstanding Notes, at least $50.0 million aggregate principal amount of Notes must be outstanding and not subject to redemption as of the date the Company sends the related redemption notice.
Unamortized deferred borrowing costs at September 30, 2021 were $6.0 million, and are included as a reduction to convertible notes on the condensed consolidated balance sheets. For the three and nine months ended September 30, 2021, the Company recorded $1.8 million and $2.5 million of contractual interest expense, respectively, and $0.3 million and $0.4 million of deferred borrowing cost amortization, respectively to interest and other expense, net on the condensed consolidated statements of operations and comprehensive loss. The effective interest rate of the Notes is 5.73% for all periods presented.
The fair value of the Notes (Level 1) at September 30, 2021 was $179.6 million.
The Company used a portion of the net proceeds from the sale of the notes to pay the cost of the capped call transactions (see Note 7 - Stockholders' Equity), and intends to use the remaining proceeds for working capital and general corporate purposes.

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
Flooring Line of Credit
On October 11, 2018, the Company entered into a flooring line of credit facility (“FLOC”) with U.S. Bank National Association (“US Bank”), with the proceeds from such arrangement available to finance the purchase of vehicles. The FLOC initially allowed for a $30.0 million commitment of advances, whereby the Company may borrow, prepay, repay and reborrow the advances. Advances may be prepaid in part or in full at any time without charge, penalty or premium. The terms of the facility allowed the Company to request a one-time increase in the commitment by an amount equal to $20.0 million, provided that certain conditions in the facility agreement are met. The expiration date of the facility was initially September 30, 2019. Advances under the facility accrue interest at LIBOR plus 2.00% and as of September 30, 2021, LIBOR was 0.08%. The obligations under the facility are secured by substantially all of the Company’s inventory, both currently owned or acquired thereafter. Repayment of obligations under the facility are guaranteed by Lithia. Upon expiration of the facility, Lithia guaranteed the provision of the flooring line of credit through October 11, 2021 if the Company is unable to secure an extension of the flooring line of credit facility with US Bank. With the signing of the flooring line of credit with US Bank, the Company entered into the commercial agreement for Milestone 1 and the related warrants were issued. Refer to Note 9 - Related Party Transactions for further details regarding the guarantee of the flooring line of credit, the commercial agreement and the warrants.
The loan and security agreement contained a financial covenant that required the Company to maintain a total balance of unrestricted cash and the amount of principal available to be drawn (together, the “Borrower’s Liquidity”) equal to or exceeding four times the decrease, if any, of the cash and cash equivalents balance on the determination date compared with the balance three months prior (together calculated with the Borrower’s Liquidity, the “Liquidity Covenant”). The loan and security agreement set forth negative covenants that restrict indebtedness, liens, investments, sales of assets, fundamental changes, distributions and other matters.
Subsequent amendments extended the expiration date to October 11, 2021 and increased the amount available under the FLOC to $50.0 million. The amendments also required the Company to pay a fee of 0.40% per annum on unused availability under the FLOC, and reduced the Liquidity Covenant to one times the three-month cash burn amount.
The FLOC was subject to customary subjective acceleration clauses, effective upon a material adverse change in the Company’s business or financial condition, or a material impairment in the Company’s ability to repay the borrowing. As of September 30, 2021, the Company was not in breach of any debt covenants or subjective acceleration clauses.
The FLOC expired on October 11, 2021 and was repaid in full.
Delayed Draw Term Loan Agreement
Concurrent with the initial closing of the Series D Convertible Preferred Stock, the Company also entered into the Delayed Draw Term Loan Agreement (“DDTL”) with Lithia, whereby Lithia agreed to make up to two term loans (“Term Loan A” and “Term Loan B”) from November 29, 2019, to June 12, 2020 (extended by amendment to July 31, 2020), with a maximum principal amount of $12.5 million per term loan. Interest accrued on the outstanding principal amount of each Term Loan at a rate equal to LIBOR plus 0.50% The terms of the DDTL include various restrictive covenants, events of default, and security interests in the Company's assets.
In December 2019, the Company drew down on Term Loan A in the amount of $12.5 million. In July 2020, the Company drew down $12.5 million to fund Term Loan B. The DDTL, including both Term Loans A and B, was repaid in full in November 2020.
SBA PPP Loan
On April 22, 2020, the Company, through Shift Platform Inc. (then named Shift Technologies, Inc.), and its wholly owned subsidiary, Shift Operations LLC, obtained loans under the Paycheck Protection Program (the “PPP Loans”) with an outstanding principal amount of $6.1 million. The PPP Loans were made through Newtek Small Business Finance (the “Lender”), and the Company entered into two U.S. Small Business Administration Paycheck Protection Program Notes (the “Agreements”) with the Lender evidencing the PPP Loans. Interest accrued on the outstanding principal balances of the PPP Loans at a fixed rate of 1.0%, which is deferred for the first nine months of the term of the PPP Loans.

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
In conjunction with closing of the Merger in October 2020, the Company repaid the outstanding balance and accrued interest on the PPP Loans in full.
7. STOCKHOLDERS' EQUITY
Capped Call Transactions
On May 27, 2021, in connection with the issuance of the Notes (see Note 6 - Borrowings), the Company consummated privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the initial purchasers, their respective affiliates and other counterparties (the "Capped Call Counterparties"). The Capped Call Transactions initially cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of the Company’s Class A common shares underlying the Notes. The Capped Call Transactions are expected generally to reduce the potential dilution to holders of the Company’s Class A common stock upon conversion of the Notes and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount of any converted Notes upon conversion thereof, with such reduction and/or offset subject to a cap. The Capped Call Transactions are settled from time to time upon the conversion of the Notes, with a final expiration date of May 15, 2026. The Capped Call Transactions are settled in the same proportion of cash and stock as the converted Notes. The proportion of cash and stock used to settle the Notes is at the discretion of the Company.
The cap price of the Capped Call Transactions was initially approximately $14.8725 per share, which represents a premium of approximately 125% above the last reported sale price per share of Class A common stock on NASDAQ on May 24, 2021, and is subject to certain adjustments under the terms of the Capped Call Transactions.
The Capped Call Transactions are separate transactions entered into by the Company with the Capped Call Counterparties, are not part of the terms of the Notes and will not change any holder’s rights under the Notes. Holders of the Notes will not have any rights with respect to the Capped Call Transactions.
The Company used approximately $28.4 million of the net proceeds from the offering of the Notes to pay the cost of the Capped Call Transactions. The Capped Call Transactions do not meet the criteria for separate accounting as a derivative as they are indexed to the Company's stock. The premiums paid for the Capped Call Transactions have been included as a net reduction to additional paid-in capital on the condensed consolidated balance sheets.
The following table presents the hypothetical settlement amount of the Capped Call Transactions at September 30, 2021, assuming the conversion of all outstanding Notes. The table also presents the hypothetical impact of a $1 increase or decrease in our share price on the settlement amounts. As the Company can receive settlement of the Capped Called Transactions in any combination of cash or common stock (depending on how the Company elects to settle the Notes), the table presents both the cash settlement amount assuming 100% cash settlement and the share settlement amount in common shares assuming 100% share settlement.

As of September 30, 2021	Cash Settlement Amount	Share Settlement Amount	Fair Value of Share Settlement
	(thousands)	(# of shares)	(thousands)
Hypothetical Capped Call Settlement Value	$926	99,545	$691
Capped Call Settlement Value - Share Price + $1	6,977	831,679	5,772
Capped Call Settlement Value - Share Price - $1	112	13,008	90

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)

Warrant Exchange
On December 24, 2020, the Company announced the preliminary results of its offer to exchange (“Offer”) 0.25 shares of Class A common stock and $1.00 in cash, without interest, for each of the 7,532,500 outstanding publicly traded warrants to purchase the Class A common stock of the Company, formerly known as Insurance Acquisition Corp. (“IAC”), in connection with the initial public offering of IAC’s securities on March 22, 2019, which entitle such warrant holders to purchase one share of Class A common stock at an exercise price of $11.50, subject to adjustments (the “Public Warrants”), upon the terms and subject to the conditions set forth in the Company’s Tender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 5, 2020, as amended. The Offer to exchange expired on December 23, 2020. On December 28, 2020, the Company issued an aggregate of 1,744,088 shares of Class A common stock and $7.0 million in cash in exchange for the Public Warrants validly tendered and accepted for exchange in accordance with the Offer.
Pursuant to the terms of the Offer, on December 28, 2020, the Company issued an aggregate of 53,125 shares of Class A common stock and $0.2 million in cash to the holders of 212,500 privately placed warrants, at the same exchange ratio offered to the Public Warrant holders in the Offer (the "Private Exchange").
In connection with the Offer and the Private Exchange, the Company issued an aggregate of 1,798,203 shares of Class A common stock, representing approximately 2.1% of the shares of Class A Common Stock outstanding after such issuances. The Company subsequently issued 125,160 additional shares of Class A common stock and distributed $0.5 million in cash on January 14, 2021 in exchange for all remaining Public Warrants that were outstanding at December 31, 2020. There were no warrants outstanding at September 30, 2021.
8. STOCK-BASED COMPENSATION PLANS
The Company’s 2014 Stock Option Plan (the “2014 Plan”) provides for the grant of restricted stock awards and incentive and non-qualified options and to purchase common stock to officers, employees, directors, and consultants. Options granted to employees and non-employees generally vest ratably over four to five years, with a maximum contractual term of ten years. Outstanding awards under the 2014 Plan continue to be subject to the terms and conditions of the 2014 Plan. The number of shares authorized for issuance under the 2014 Plan was reduced to the number of shares subject to awards outstanding under the 2014 Plan immediately after the Merger. As a result, no further awards will be made under the 2014 Plan. Shares reserved for awards that are subsequently expired or forfeited will no longer be returned to the pool of shares authorized for issuance under the 2014 Plan.
Each Legacy Shift option from the 2014 Plan that was outstanding immediately prior to the Merger, whether vested or unvested, was converted into an option to purchase a number of shares of post-Merger common stock (each such option, a "Converted Option") equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Legacy Shift common stock subject to such Legacy Shift option immediately prior to the Merger and (ii) the equity award exchange ratio. The per share exercise price for each share of post-Merger common stock issuable upon exercise of the Converted Option is equal to the exercise price per Legacy Shift share of each Legacy Shift option immediately before the Merger, with certain adjustments necessary to preserve ISO classification of awards for income tax purposes. The mechanism of conversion resulted in the fair value of each Converted Option award equaling the fair value of the corresponding Legacy Shift option award immediately prior to the consummation of the Merger. Except as specifically provided in the Merger Agreement, following the Merger, each Converted Option continues to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy Shift option immediately prior to the consummation of the Merger. All stock option activity was retroactively restated to reflect the Converted Options.
At the Company's special meeting of stockholders held on October 13, 2020, the stockholders approved the 2020 Omnibus Equity Compensation Plan (the "2020 Plan"). The 2020 Plan provides for the grant of incentive and non-qualified stock option, restricted stock units ("RSUs"), restricted share awards, stock appreciation awards, and cash-based awards to employees, directors, and consultants of the Company. Awards under the 2020 Plan expire no more than ten years from the date of grant. The 2020 Plan became effective immediately upon the closing of the Merger.

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
Activity related to employee and non-employee stock options issued under the 2014 Plan is set forth below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (000’s)
As of December 31, 2020	2,354,836	$1.80	8.40	$15,230
Granted	—	—
Exercised	(273,739)	1.42
Forfeited	(310,796)	2.88
Cancelled (expired)	(65,323)	3.89
As of September 30, 2021	1,704,978	$1.61	7.40	$9,250
Exercisable as of September 30, 2021	1,704,978	$1.61	7.40	$9,250
Activity related to employee and non-employee RSU awards issued under the 2020 Plan is set forth below:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (000’s)
As of December 31, 2020	—	$—	—	$—
Granted	9,603,494	7.23
Vested	—	—
Forfeited	(560,721)	7.70
As of September 30, 2021	9,042,773	$7.20	1.58	$62,757
The RSUs granted during the nine months ended September 30, 2021 include 1,771,220 RSUs that vest if the closing price of the Company's common stock exceeds thresholds ranging from $23 to $28 during the two year period following the second anniversary of the earlier of the closing of the Merger or the grantee's date of hire. The grant date fair values of awards with market-based vesting conditions were determined using a Monte Carlo valuation model, which requires significant estimates including the expected volatility of our common stock.
Stock-Based Compensation Expense
For the three months ended September 30, 2021 and 2020, the Company recorded stock-based compensation expense to selling, general and administrative expenses on the condensed consolidated statements of operations and comprehensive loss of $5.3 million and $0.8 million, respectively. For the nine months ended September 30, 2021 and 2020, the Company recorded stock-based compensation expense of $18.9 million and $1.5 million, respectively In addition, the Company capitalized stock-based compensation costs for the three months ended September 30, 2021 and 2020 of $0.2 million and $0.1 million, respectively, to capitalized website and internal use software costs, net. For the nine months ended September 30, 2021, the Company capitalized $0.6 million and $0.2 million.
As of September 30, 2021, there was $48.0 million of unrecognized stock-based compensation expense that is expected to be recognized over a weighted-average period of 2.42 years.
Common Stock Subject to Repurchase Related to Early Exercised Options
The Company typically allows employees to exercise options prior to vesting. Upon termination of service of an employee, the Company has the right to repurchase at the original purchase price any non-vested but issued common shares. Such an exercise is not substantive for accounting purposes. The consideration received for an exercise of an option is considered to be a deposit of the exercise price, and the related dollar amount is recorded as a liability. The liability is reclassified to additional paid in capital as the award vests.

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
As of September 30, 2021 and December 31, 2020, the Company has recorded a liability of $0.3 million and $0.7 million relating to 71,644 and 294,761 options that were exercised but not vested, respectively.
9. RELATED PARTY TRANSACTIONS
Sales with Related Party
The Company operates a one-sided marketplace (“OSM”) program whereby the Company acquires cars from various sources in Oxnard, California and sells them directly and solely to Lithia. The Company invoices Lithia based on the purchase price of the car plus an agreed upon margin. During the three months ended September 30, 2021 and 2020, the Company recognized approximately $4.8 million and $2.2 million, respectively, of sales from the OSM agreement with Lithia. During the nine months ended September 30, 2021 and 2020, the Company recognized approximately $11.7 million and $3.7 million, respectively, of sales from the OSM agreement with Lithia.
Accounts Receivable from Related Party
As of September 30, 2021 and December 31, 2020, the Company has $2.5 million and $0.2 million in outstanding accounts receivable from Lithia, which is comprised of $2.3 million and $0.1 million, respectively, in vehicle sales and $0.1 million and $43 thousand, respectively, in commissions based on the number of loan contracts booked with US bank. The Company operates under Lithia’s master agreement with US Bank where the collections pass through Lithia.
Warrant and Commercial Agreements
In September 2018, the Company entered into a warrant agreement (the “Warrant Agreement”) and a commercial agreement for Milestone 1 with Lithia and granted Lithia a warrant to purchase 86,661,588 shares of Legacy Shift common stock at an exercise price of $0.01 per share (the “Warrant Shares”). The Warrant Shares were scheduled to vest and become exercisable in six separate tranches of 14,443,598 shares each. Vesting and exercisability was dependent upon the achievement of the Milestones, as defined below. While the Warrant Agreement establishes general vesting terms for each of the six Milestones, each of the six Milestones contains substantive service or performance requirements, and were non-binding as neither the Company nor Lithia were obligated to perform until the commercial agreement associated with each Milestone was executed.
Two tranches of 14,443,598 Warrant Shares were scheduled to vest and become immediately exercisable upon the achievement of each of Milestone 1 and Milestone 2. The remaining four tranches of 14,443,598 Warrant Shares were scheduled to vest and become exercisable on January 12, 2020 (the “Vesting Cliff Date”), provided that Milestone 3, Milestone 4, Milestone 5 and Milestone 6 were achieved prior to such date. If such Milestone had not been achieved by the Vesting Cliff Date, such 14,443,598 Warrant Shares would vest and become immediately exercisable upon the achievement of such Milestone. With respect to any unvested Warrant Shares that had not vested by June 12, 2020 (the “Vesting Termination Date”), the Warrant would automatically terminate. All Warrant Shares became vested prior to the Vesting Termination Date and were exercised prior to the Merger.
•Milestone 1 — the Company, with Lithia’s assistance, enters into acceptable credit facilities with access to asset-based used vehicle floorplan financing.
•Milestone 2 — the Company and Lithia enter into a data sharing commercial agreement whereby Lithia agrees to transfer certain historical transaction and inventory data to the Company.
•Milestone 3 — the Company and Lithia enter into a lease and services agreement whereby Lithia will make available at least one of its locations for the Company’s use as a storage/reconditioning/retail delivery center.
•Milestone 4 — the Company and Lithia enter into a lease and services agreement whereby Lithia will make available at least three of its locations for the Company’s use as a storage/reconditioning/retail delivery center.
•Milestone 5 — the Company and Lithia enter a commercial agreement whereby Lithia agrees to use commercially reasonable best efforts to help the Company secure and maintain access to finance and insurance products on par with a typical Lithia store.

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)

•Milestone 6 — the Company and Lithia entering into a commercial agreement where Lithia will purchase mutually-agreed upon vehicles from the Company in a minimum of three existing Lithia markets.
2018 Milestones
The commercial agreement agreed to with Lithia in September 2018 was entered into concurrently with arrangements that provide for Lithia’s guarantee of the flooring line of credit for a three-year period and the provision by Lithia for the delayed draw facility, see Note 6 - Borrowings. The Company determined that there was significant value in the terms received related to both the guarantee and delayed draw facility, for which the Company transferred the warrants identified in Milestone 1 as compensation. Accordingly, upon entering into the arrangements, the Company measured the fair value of the guarantee received at $9.1 million and the fair value of the delayed draw facility at $5.7 million.
The fair value of the guarantee is treated as a deferred borrowing cost associated with the flooring line of credit and is included within deferred borrowing costs on the condensed consolidated balance sheets and is being amortized over the three-year guarantee period, which resulted in $0.6 million and $1.1 million of interest expense during the three months ended September 30, 2021 and 2020, respectively, and $2.1 million and $3.5 million for the nine months ended September 30, 2021 and 2020, respectively. The deferred loan commitment cost was amortized over the four-year loan commitment period and the remaining balance was written off when the DDTL was repaid on November 10, 2020. Amortization of the deferred loan commitment cost associated with the delayed draw facility resulted in total interest expense during the three and nine months ended September 30, 2020 of $0.3 million and $1.0 million, respectively.
The warrants issued with Milestone 1 were determined to be liability classified, subject to remeasurement, and were recorded as a non-current liability on the condensed consolidated balance sheets as of March 31, 2020. The warrants were exercised in connection with the Merger closing on October 13, 2020. The Company recognized remeasurement losses of $6.2 million for the three and nine months ended September 30, 2020.
2019 Milestones
In connection with the negotiations related to Milestone 5, Lithia facilitated an agreement with Automotive Warranty Services (“AWS”) to sell and market AWS’s service plans, whereby the Company receives commission rates from AWS of comparable terms to those received by Lithia. In substance the Company paid Lithia, in the form of Warrant Shares, to make an upfront payment to Company’s customers on behalf of the Company as the Company achieved favorable pricing from AWS. The benefits of this agreement were guaranteed by Lithia for an initial term of five years commencing on the signing date of the agreement. Such arrangement was the first of a number of agreements to be entered into under the terms of Milestone 5, see further discussion below. The estimated fair value of the in substance upfront payment to AWS was $2.8 million with an offsetting entry recorded to additional paid-in capital, representing a capital transaction with a related party.
Milestone 5 was met in October 2019 and the Company recorded the warrants to additional paid-in capital based on a fair value of $4.3 million. Milestone 5 was achieved after a mutual signed agreement was entered into evidencing that Lithia provided commercially best efforts to help the Company secure and maintain access to four finance and insurance products on par with a typical Lithia store. The fair value of the in substance upfront payment, other than the $2.8 million for AWS discussed above, was $0.4 million and was recorded to other non-current assets on the condensed consolidated balance sheets. The combined asset recorded of $3.2 million is subject to amortization over a five-year period expected period of benefit. During the three months ended September 30, 2021 and 2020, the Company amortized $0.2 million and $0.2 million, respectively of the asset as a reduction to finance and insurance sales, which is recorded within other revenue, net on the condensed consolidated statements of operations and comprehensive loss. During the nine months ended September 30, 2021 and 2020, the Company amortized $0.5 million and $0.5 million, respectively. As of September 30, 2021 and December 31, 2020, the remaining asset, net of amortization, was $1.4 million and $1.9 million, respectively.

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)

Lease Agreements
On November 1, 2018 and July 10, 2019, pursuant to Milestone 3 and 4, the Company and Lithia, entered into license and services agreements that govern the Company’s access to and utilization of reconditioning, offices and parking spaces at the Concord and Portland facilities of Lithia, respectively. Both agreements expire on October 12, 2021, with automatic 12 month renewal subject to terms and conditions of the agreements. During the three months ended September 30, 2021 and 2020, total costs related to these agreements were approximately $18 thousand and $32 thousand, respectively. During the nine months ended September 30, 2021 and 2020, total costs related to these agreements were approximately $0.1 million and $0.1 million, respectively. The lease costs were expensed to selling, general and administrative expenses on the condensed consolidated statements of operations and comprehensive loss.
Flooring Line of Credit Guarantee
In February 2019, the Company entered into a guarantee agreement with Lithia. The interest rate is 1.50% per annum based on a daily outstanding flooring line of credit and is payable monthly to Lithia. For the three months ended September 30, 2021 and 2020, the Company recorded $29 thousand and $37 thousand, respectively of interest and $0.6 million and $1.1 million, respectively of deferred borrowing cost amortization to interest and other expense, net on the condensed consolidated statements of operations and comprehensive loss. For the nine months ended September 30, 2021 and 2020, the Company recorded $65 thousand and $0.1 million, respectively of interest and $2.1 million and $3.5 million, respectively of deferred borrowing cost amortization. The guarantee expired conterminously with the FLOC on October 11, 2021.
Delayed Draw Term Loan Agreement
The Company drew down $12.5 million on December 27, 2019, in accordance with the DDTL agreement. On July 2, 2020, an additional $12.5 million was drawn down. On November 10, 2020 the outstanding amount of $25.0 million was repaid. For the three and nine months ended September 30, 2020, the Company recorded $0.1 million and $0.3 million, respectively of interest and $0.3 million and $1.0 million, respectively of deferred borrowing cost amortization to interest and other expense, net on the condensed consolidated statements of operations and comprehensive loss. See Note 6 - Borrowings for further discussion regarding the DDTL.
Accounts Payable Due to Related Party
As of September 30, 2021 and December 31, 2020 payables and accruals to Lithia consisted of other miscellaneous expenses of $0.6 million and $0.5 million, respectively.
Loan to Employees
On July 30, 2018 and April 4, 2019, the Company received partial recourse promissory notes for $0.2 million and $0.1 million, respectively, as loans to an employee. The notes bear interest of 2.87% and 2.59%, respectively, per year, compounded annually. The principal balance together with all accrued but unpaid interest shall be due and payable in full upon the earliest of the day before the ninth anniversary of the promissory note or earlier if the employee ceases to provide services to the Company subject to the terms of the promissory note. Concurrently, the Company entered into a stock pledge agreement whereby the employee granted security interest to the Company for all existing and new shares earned by the employee from the Company. The proceeds from loan the of $0.2 million were used to exercise the employee’s options and no cash was paid to the employee. The Company treated the loan as an off-balance sheet transaction. The proceeds from the loan of $0.1 million was partially paid to the employee and partially used to pay off taxes resulting from exercise of options in 2018.
On January 14, 2019, the Company received a promissory note in exchange for a $0.1 million loan to another employee. The note bears an interest of 2.72% per year, compounded annually. Each of these promissory notes was satisfied prior to the closing of the Merger via the issuance of bonuses to the employees.

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
10. COMMITMENTS AND CONTINGENCIES
Lease Agreements
The Company is a tenant under various operating leases with third parties, including leases of office facilities and parking/vehicle storage locations. These lease agreements are under non-cancelable leases and expire at various dates, ranging from 2021 to 2029.
The Company records rent expense on a straight-line basis over the term of the lease. Rent expense was $2.4 million and $1.4 million for the three months ended September 30, 2021 and 2020, respectively, and $6.5 million and $4.1 million for the nine months ended September 30, 2021 and 2020, respectively. Future minimum lease payments under non-cancellable operating leases in effect as of September 30, 2021, were as follows (in thousands):

Year ended December 31,	Minimum Lease Commitments
2021	$2,556
2022	9,263
2023	8,982
2024	6,948
2025	6,302
2026	6,192
Thereafter	13,098
Total minimum lease payments	$53,341
Litigation
The Company may be subject to legal proceedings and claims that arise in the ordinary course of business. Other than the matter discussed below, Management is not currently aware of any matters that will have a material effect on the financial position, results of operations, or cash flows of the Company.
On May 7, 2021, we were named in a lawsuit filed in the U.S. District Court for the Southern District of New York (Stifel, Nicolaus & Company, Inc. v. Shift Technologies, Inc. 21-cv-04135) by a former financial advisor, Stifel, Nicolaus & Company, Inc. (“Stifel”), claiming that we are required to pay the former financial advisor certain compensation as a result of the Merger. In addition, the complaint seeks punitive damages as a result of alleged unjust enrichment for the amount of the benefits allegedly conferred on Shift by Stifel. The Company believes it has meritorious defenses against the claim, and the probable incurred losses related to the claim are immaterial as of September 30, 2021. Based on such information as is available to us, the range of additional reasonably possible losses related to the claim does not exceed $4.0 million, excluding any punitive damages which the Company cannot currently estimate. The Company believes the claim is without merit and intends to defend itself vigorously; however, there can be no assurances that the Company will be successful in its defense.

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
11. SEGMENT INFORMATION
The Company currently is organized into two reportable segments: Retail and Wholesale. The Retail segment represents retail sales of used vehicles through the Company’s ecommerce platform and fees earned on sales of value-added products associated with those vehicles sales such as vehicle service contracts, guaranteed asset protection waiver coverage, prepaid maintenance plans, and appearance protection plans. The Wholesale segment represents sales of used vehicles through wholesale auctions or directly to a wholesaler (“DTW”).
No operating segments have been aggregated to form the reportable segments. The Company determined its operating segments based on how the chief operating decision maker (“CODM”) or decision-making group, reviews the Company’s operating results in assessing performance and allocating resources. The CODM is the Co-Chief Executive Officers. The CODM reviews revenue and gross profit for each of the reportable segments. Gross profit is defined as revenue less cost of sales incurred by the segment. The CODM does not evaluate operating segments using asset information as these are managed on an enterprise wide group basis. Accordingly, the Company does not report segment asset information. During the three and nine months ended September 30, 2021 and 2020, the Company did not have sales to customers outside the United States. As of September 30, 2021 and December 31, 2020, the Company did not have any assets located outside of the United States.
Information about the Company’s reportable segments are as follows (in thousands):

	Three Months Ended September 30, 2021
	Retail	Wholesale	Consolidated
Revenue from external customers	$162,463	$17,337	$179,800
Segment gross profit (loss)	13,673	(721)	12,952

	Three Months Ended September 30, 2020
	Retail	Wholesale	Consolidated
Revenue from external customers	$50,522	$9,392	$59,914
Segment gross profit	3,642	84	3,726

	Nine Months Ended September 30, 2021
	Retail	Wholesale	Consolidated
Revenue from external customers	$390,198	$50,455	$440,653
Segment gross profit (loss)	36,888	(241)	36,647

	Nine Months Ended September 30, 2020
	Retail	Wholesale	Consolidated
Revenue from external customers	$101,803	$20,504	$122,307
Segment gross profit	8,451	2,190	10,641
The reconciliation between reportable segment gross profit to net loss and comprehensive loss attributable to common stockholders is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Segment gross profit	$12,952	$3,726	$36,647	$10,641
Selling, general and administrative expenses	(57,886)	(24,030)	(156,264)	(52,109)
Depreciation and amortization	(1,375)	(1,181)	(4,037)	(3,258)
Change in fair value of financial instruments	11,967	(579)	17,591	(6,211)
Interest and other expense, net	(3,047)	(1,256)	(5,742)	(3,707)
Net loss and comprehensive loss attributable to common stockholders	$(37,389)	$(23,320)	$(111,805)	$(54,644)

SHIFT TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(unaudited)
12. NET LOSS PER SHARE
The following table sets forth the computation of net loss and comprehensive loss per share attributable to common stockholders, basic and diluted:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except share and per share amounts)	2021	2020	2021	2020
Net loss and comprehensive loss attributable to common stockholders	$(37,389)	$(23,320)	$(111,805)	$(54,644)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	78,096,901	3,352,870	78,052,624	3,205,180
Net loss and comprehensive loss per share attributable to common stockholders, basic and diluted	$(0.48)	$(6.96)	$(1.43)	$(17.05)
The following potentially dilutive shares were not included in the calculation of diluted shares outstanding for the periods presented as the effect would have been anti-dilutive:

	As of September 30,
	2021	2020
Escrow Shares	6,000,218	—
Convertible Notes	17,798,340	—
Stock options	1,704,978	2,727,989
Restricted stock units	9,042,773	—
Restricted stock awards	—	83,437
Contingently repurchasable early exercise shares	71,644	332,530
Total	34,617,953	3,143,956
13. INCOME TAXES
The Company did not record a provision or benefit for income taxes during the three and nine months ended September 30, 2021 and 2020. The Company continues to maintain a full valuation allowance for its net U.S. federal and state deferred tax assets.
14. SUBSEQUENT EVENTS
On November 4, 2021, Shift Technologies, Inc. (the “Company”) announced the voluntary transition of Toby Russell from the Company as its Co-Chief Executive Officer, effective February 1, 2022. Mr. Russell will continue to serve after his transition as a non-employee director of the Company until the completion of his current term in 2023, and will also serve in an advisory capacity to the senior management of the Company for a three-month period following his transition to assist with the orderly transition of his duties and responsibilities.
In connection with his forthcoming transition from serving as an officer of the Company, the Company and Mr. Russell entered into a Transition and Separation Agreement on November 4, 2021 (the “Agreement”) that specifies the terms of his transition and the benefits he is eligible to receive. Pursuant to the Agreement, Mr. Russell will be entitled to receive the following benefits: (i) a cash payment equal to his 2022 base salary, payable in equal installments on the Company’s regular payroll cycles, (ii) payment of his 2022 annual bonus, prorated for the number of days employed by the Company in 2022 and determined based on actual performance and payable at such time that annual bonuses are otherwise generally paid to employees of the Company, (iii) COBRA compliant health insurance coverage, and (iv) continued vesting of all outstanding and unvested equity awards as of February 1, 2022 for three months following such date, if any such awards would be eligible to vest by May 1, 2022.
On November 4, 2022, the Company entered into a lease of office, industrial, and parking space in Oakland, California. The new, larger facility will replace the Company's existing vehicle storage and reconditioning hub in the San Francisco Bay Area.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following management’s discussion and analysis together with our condensed consolidated financial statements and related notes included under Part I, Item 1 of this Quarterly Report on Form 10-Q. This discussion contains forward-looking statements about Shift’s business, operations and industry that involve risks and uncertainties, such as statements regarding Shift’s plans, objectives, expectations and intentions. Shift’s future results and financial condition may differ materially from those currently anticipated by Shift as a result of the factors described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Throughout this section, unless otherwise noted “we”, “us”, “our” and the “Company” refer to Shift and its consolidated subsidiaries.
Insurance Acquisition Corp. Merger
On October 13, 2020, Insurance Acquisition Corp. (“IAC”), an entity listed on the Nasdaq Capital Market under the trade symbol “INSU”, acquired Shift Platform, Inc., formerly known as Shift Technologies, Inc. (“Legacy Shift”), by the merger of IAC Merger Sub, Inc., a direct wholly owned subsidiary of IAC, with and into Legacy Shift, with Legacy Shift continuing as the surviving entity and a wholly owned subsidiary of IAC (the “Merger”). The public company resulting from the merger was renamed Shift Technologies, Inc., which we refer to as Shift, we, us, our, SFT, or the Company. Upon the consummation of the Merger, Shift received approximately $300.9 million, net of fees and expenses. See Note 2 - Merger, in the accompanying condensed consolidated financial statements for additional details regarding this transaction. For financial reporting purposes IAC was treated as the “acquired” company and Legacy Shift was treated as the accounting acquirer.
Overview
Shift is a leading end-to-end ecommerce platform transforming the used car industry with a technology-driven, hassle-free customer experience.
Shift’s mission is to make car purchase and ownership simple — to make buying or selling a used car fun, fair, and accessible to everyone. Shift provides comprehensive, technology-driven solutions throughout the car ownership lifecycle:
•finding the right car,
•having a test drive brought to you before buying the car,
•a seamless digitally-driven purchase transaction including financing and vehicle protection products,
•an efficient, fully-digital trade-in/sale transaction,
•and a vision to provide high-value support services during car ownership.
Each of these steps is powered by Shift’s software solutions, mobile transactions platform, and scalable logistics, combined with the Company’s eight centralized inspection, reconditioning & storage centers, called hubs.
Shift’s vision is to provide a comprehensive experience for car owners, driven by technology at every step of the consumer lifecycle. Our continued investments in our research and discovery functionality create a platform that draws customers to engage with the Shift website and provide a seamless search experience.
There are three ways to purchase a car from Shift:
•On-demand test drive: Shift conveniently brings the customer's desired car to the customer’s desired location for a no-obligation, contactless test drive, usually at their home or work. If the customer chooses to purchase the vehicle, a Shift concierge staff can process the transaction on-the-spot via a mobile app.
•Buy online: Customers can buy a car sight-unseen without a test drive and have it delivered to their home quickly with the same seven-day return policy as is offered on cars bought in person.
•Hub test drive: Customers may come to one of Shift’s hub locations to see and test drive multiple cars. When they arrive, customers can scan a QR code on each car to immediately view all relevant details, including ownership & service history, inspection reports, vehicle history reports, and most importantly, dynamic pricing and market price comparisons. This immediate access to all relevant information — without having to rely on a salesman — puts customers in control.

Launched in 2014, Shift operates eight vehicle inventory storage and reconditioning facilities, with six spanning the West Coast from San Diego to Seattle and two new facilities in Austin-San Antonio and Dallas, Texas launched in 2021. The Company is also acquiring inventory in the Houston and Las Vegas markets. Once fully launched, each region is supported by one hub location that acts as the central point for reconditioning and vehicle storage that also enables customers to browse inventory onsite. For the three months ended September 30, 2021, the Company had $179.8 million in revenue, an increase of 200% compared to $59.9 million of revenue for the three months ended September 30, 2020. For the nine months ended September 30, 2021, the Company had $440.7 million in revenue, an increase of 260.3% compared to $122.3 million of revenue for the nine months ended September 30, 2020. By targeting urban, densely populated markets, Shift has used direct-to-consumer digital marketing and a responsive ecommerce sales approach to grow its market penetration. With hub locations in only four states, Shift has significant runway for continued geographic expansion.
Shift’s differentiated strategy offers a wide variety of vehicles across the entire spectrum of model, price, age, and mileage to ensure that Shift has the right car for buyers regardless of interest, need, budget, or credit. Shift offers a fully omni-channel fulfillment model, led by Shift’s patented system for managing on-demand test drives brought to customers at their preferred location, such as their home.
Regardless of the approach chosen by the customer, they will be supported by friendly Shift Concierge and Advisor team members. For all ecommerce buyers, Shift offers a full suite of options to consumers to finance and protect their vehicle through our mobile point-of-sale solution. Through our platform, we connect customers to various lending partners for a completely digital end-to-end process for financing and service products. A customer can also complete a short online prequalification form and immediately see a filtered view of cars that meet their budget based on the financing options for which they are likely to be able to qualify. Customers can also get approved for financing before they even test drive a car, making it much more likely that the customer will purchase a car from us.
Shift focuses on unit economics driven by direct vehicle acquisition channels, optimized inventory mix and ancillary product offerings, combined with streamlined inventory onboarding, controlled fulfillment costs, and centralized software. For the three months ended September 30, 2021, Shift sourced 95% of its inventory from consumer-sellers and partners driving improved margins and customer acquisition cost. Our data-driven vehicle evaluations help ensure acquisition of the right inventory at the right price to reduce days to sale. We believe that a differentiated ability to purchase vehicles directly from consumer-sellers as compared to our competitors, who purchase a higher percentage through the wholesale market, provides Shift access to a deeper pool of scarce, highly desirable inventory.
Sellers are able to go to Shift.com, submit information on their car, and get a quote instantly. Shift uses a proprietary algorithm for pricing that utilizes current market information about market conditions, demand and supply, and car option data, among other factors. Using proprietary pricing and Shift-built mobile diagnostic tools, Shift provides an immediate quote for a customer’s trade-in vehicle, and will schedule an on-demand evaluation at the customer’s location by a member of Shift’s concierge staff. Shift provides selling customers with information on market rates and, when a customer is ready to sell their car, we can digitally initiate e-contracting and an ACH transfer and conveniently take the car on the seller’s behalf so the seller doesn’t even have to leave his or her home to sell their car.
Over time, we intend to expand our machine learning-enabled recommendation engine to better help customers find the cars best suited to them. Customer response to the Shift experience is extremely positive, resulting in a 70 Net Promoter Score (“NPS”) in 2020, an order of magnitude higher score than traditional auto retailers. These positive experiences are expected to allow Shift to serve customers over the entire lifecycle of vehicle ownership and retain customers for repeat sales and purchases. By continuing to invest in services that benefit the customer throughout the ownership phase of the lifecycle (for example, vehicle maintenance plans), we will continue to establish a long-term customer base that will return for future transactions.

Revenue Model
Shift’s two-sided model generates value from both the purchase and sale of vehicles along with financing and vehicle protection products. We acquire cars directly from consumers, partners, and other sources and sell vehicles through our ecommerce platform directly to consumers in a seamless end-to-end process. This model captures value from the difference in the price at which the car is acquired and sold, as well as through fees on the sale of ancillary products such as financing and vehicle protection products, also referred to as finance and insurance (“F&I”), and services. If a car that we purchase does not meet our standards for retail sale, we generate revenue by selling through wholesale channels. These vehicles are primarily acquired from customers who trade-in their existing vehicles in connection with a purchase from us. Our revenue for the three months ended September 30, 2021 and 2020, was $179.8 million and $59.9 million, respectively. Our revenue for the nine months ended September 30, 2021 and 2020, was $440.7 million and $122.3 million, respectively. We expect significant growth going forward as we expand geographically, increase market penetration, and increase ancillary product sales.
Inventory Sourcing
We source the majority of our vehicles directly from consumers and partners who use the Shift platform to resell trade-in and other vehicles. These channels provide scarce and desirable local inventory of used cars of greater quality than those typically found at auction. In addition to those primary channels, we supplement our vehicle acquisitions with purchases from auto auctions, as well as some vehicles sourced locally through the trade-in program of an original equipment manufacturer (“OEM”).
Proprietary machine learning-enabled software inputs vast quantities of data across both the supply and demand sides to optimize our vehicle acquisition strategy. As we grow volumes, we expect to improve the performance of our model to optimize our vehicle selection and disposal.
Vehicle Reconditioning
All of the cars Shift sells undergo a rigorous 150+ point mechanical inspection and reconditioning process at one of our six regional reconditioning facilities (or at a third-party partner when additional capacity is needed, such as during the establishment of a new hub location) to help ensure that they’re safe, reliable, up to cosmetic standards, and comfortable. We have created two classifications of inventory for reconditioning — Value and Certified — to optimize the level of reconditioning for each vehicle classification. This allows us to efficiently provide each customer with the greatest value through a tailored reconditioning approach. Value cars are typically sold at a lower price point and are sought after by consumers who have different expectations and tolerances for cosmetic reconditioning standards — therefore, we focus on mechanical and safety issues for these vehicles, with less emphasis on cosmetic repair, in order to optimize reconditioning costs. This operational flexibility in our reconditioning process improves our ability to grow profitably and is a primary factor in our decision to conduct reconditioning in-house. With a 60-plus mile test drive service radius from our hub to a customer’s home, each reconditioning facility is able to cover a large geographic range and service the surrounding metropolitan area. We plan to grow our reconditioning center network as we expand geographically and launch new markets.
Logistics Network
The primary component of our logistics network consists of intra-city concierge personnel and inter-city third-party carriers. Shift concierges are able to transport vehicles to and from customers, while providing a customer friendly white glove experience, including delivery, disposal, and at-home test drives. This provides the benefit of a seamless experience as well as an on-site sales support agent to guide the customer through the process. Our agreements with long distance haulers allow us to combine the nodes in our network and deliver vehicles between cities. Strategically, this provides customers with a broad set of inventory and a great speed of delivery.
Financing and Vehicle Protection Products
We generate revenue by earning referral fees for selling ancillary products to customers that purchase vehicles through the Shift platform. Since we earn fees for the F&I products we sell, our gross profit on these items is equal to the revenue we generate for the sale of those. Our current offering consists of financing from third-party lenders, guaranteed asset protection (“GAP”) waiver, vehicle protection plans and vehicle service contracts. We plan to offer additional third-party products to provide a wider product offering to customers and expect these products to contribute to reaching our revenue and profitability targets.

Factors Affecting our Business Performance
Various trends and other factors have affected and may continue to affect our business, financial condition and operating results, including:
Deeper Market Penetration Within Our Existing Markets
We believe that there remains a substantial opportunity to capture additional market share within our existing service areas. We’ve proven our ability to command a strong market share through effective marketing channels, as demonstrated by our current market share in our most established cities. We believe that with effective brand marketing, we will be able to reach similar market penetration in our other geographic markets.
Expansion into New Markets
We believe that a phased, capital efficient expansion model results in the most cost-effective new market launch strategy in the industry. Our approach to market expansion is to implement controlled launches to expand our existing service territory. This approach both bolsters our existing markets (with new inventory being acquired in nearby cities), while simultaneously providing the new market with the local talent and resources required for a successful launch.
Improvements in Technology Platform
We are constantly investing in our technology platform to improve both customer experience and our business performance. We regularly implement changes to our software to help customers find the right car for them, while the machine learning component of our inventory and pricing model ensures we get the right cars at the right price. As our algorithms evolve, we are able to better monetize our inventory of vehicles through better pricing, while simultaneously customers are much more likely to purchase a car on our website, thus driving higher demand and sales volume.
Improvements in Reconditioning Processes
We learned early on from our experience in the used car sales business that to be a reliable used car resource with desirable inventory for all customer types, we needed to control our own reconditioning processes. Our reconditioning program has constantly improved over the course of our history, and we are happy with what we have achieved. Each unit of our inventory is reconditioned with a focus on safety first, while optimizing for repairs that will have the highest return on investment (“ROI”). We believe that our network of reconditioning centers and connecting logistics routes have excess capacity, which we plan to utilize as we increase retail sales volumes. Increasing capacity utilization will positively affect gross profit per unit by reducing per unit overhead costs. While 2020 and early 2021 were impacted by higher outsourced reconditioning costs, we have continued to increase the efficiency of our reconditioning operations and lower costs per unit in the latter half of 2021 by expanding our in-house reconditioning capabilities and reducing the use of third party reconditioning in mature markets.

Growth in Other Revenue from Existing Revenue Streams
We have made great strides over the past two years developing our “other revenue” streams, which comprise the financing and vehicle protection products that we can offer on our digital financing platform, and other ancillary products. We have invested in the technology, as well as the sales team, to increase the likelihood that consumers will purchase ancillary products in connection with the sale of a vehicle, and we see more opportunity for additional revenue within our existing channels purely from further expansion of our attach rates for our entire financing and vehicle protection product suite.
Growth in Other Revenue from Expansion of Product Offerings
We see great opportunity to further expand our other revenue streams through additional product offerings beyond the existing offerings on our platform. These incremental revenue streams will come in the form of on-boarding new lending partners to our existing loan program, as well as introducing entirely new financing and vehicle protection products to offer our customers. We intend to continue to grow this business segment to service every addressable need of our customers during the vehicle purchase process.
Seasonality
We expect our quarterly results of operations, including our revenue, gross profit, profitability, if any, and cash flow to vary significantly in the future, based in part on, among other things, consumers’ car buying patterns. We have typically experienced higher revenue growth rates in the second and third quarters of the calendar year than in each of the first or fourth quarters of the calendar year. We believe these results are due to seasonal buying patterns driven in part by the timing of income tax refunds, which we believe are an important source of car buyer down payments on used vehicle purchases. We believe that continued investments in growth, including effective marketing and new market entry, will allow us to maintain sales growth through seasonality. However, we recognize that in the future our revenues may be affected by these seasonal trends (including any disruptions to normal seasonal trends arising from the COVID-19 pandemic), as well as cyclical trends affecting the overall economy, specifically the automotive retail industry.

Impact of COVID-19
In March 2020, the World Health Organization declared a global pandemic related to the rapidly growing outbreak of a novel strain of coronavirus known as COVID-19, and in the following weeks, shelter-in-place ordinances were put into effect in regions where Shift operates. We saw a slowing of vehicle sales immediately following the shelter-in-place ordinances in March; however, within five weeks, we were back near our pre-COVID-19 weekly sales volumes. Although the ultimate impacts of COVID-19 remain uncertain, and will depend on many factors outside our control, including the severity and duration of the COVID-19 pandemic and the effectiveness of actions taken to contain the spread of COVID-19 or treat its impact, a 2020 survey found that 46% of U.S. adults surveyed plan to use their cars more often and public transportation less often in the future. Additionally, the pandemic has accelerated trends of online adoption more broadly as consumers seek to avoid physical retail locations. We believe that this global pandemic will push people to look to alternative means of personal transportation, and our product is well suited to provide customers with a safe, clean means of transportation, through our contactless purchase and delivery processes. Therefore, while it remains possible that sustained or deepened impact on consumer demand resulting from COVID-19 or the related economic recession could negatively impact Shift’s performance, we believe that Shift is well positioned to weather the pandemic.
In 2021, pandemic-related economic stimulus and constraints in the supply of new and used vehicles have increased demand and pricing for our products, while labor shortages have abated since the initial pandemic lockdowns. All actions will be taken in accordance with updated state and local health and safety guidance and requirements for in-office work. Nevertheless, the unpredictable nature of the virus may reduce the effectiveness of efforts aimed at improving employee retention; there can be no assurance that there will not be future material disruptions in our workforce. The various workforce health and safety measures we have taken have led to increased operating expenses and future health and safety measures may lead to further increases.
Ultimately, the magnitude and duration of the impact to Shift’s operations is impossible to predict due to:
•uncertainties regarding the duration of the COVID-19 pandemic and how long related disruptions will continue;
•the impact of governmental orders and regulations that have been, and may in the future be, imposed;
•the impact of COVID-19 on wholesale auctions, state DMV titling and registration services and other third parties on which we rely; uncertainties related to the impact of COVID-19 variants and government actions that that may be taken in response; uncertainties as to the impact of vaccination campaigns underway in key markets; and potential deterioration of economic conditions in the United States, which could have an adverse impact on discretionary consumer spending.
We will continue to monitor and assess the impact of the COVID-19 pandemic on our business and our results of operations and financial condition as the pandemic continues to evolve. See Part II, Item 1A of this Quarterly Report on Form 10-Q under the heading “Risk Factors” for more information.
Key Operating Metrics
We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our progress and make strategic decisions. Our key operating metrics measure the key drivers of our growth, including opening new hubs, increasing our brand awareness through unique site visitors and continuing to offer a full spectrum of used vehicles to service all types of customers.
Ecommerce Units Sold
We define ecommerce units sold as the number of vehicles sold to customers in a given period, net of returns. We currently have a seven-day, 200 mile return policy. The number of ecommerce units sold is the primary driver of our revenues and, indirectly, gross profit, since ecommerce unit sales enable multiple complementary revenue streams, including all financing and protection products. We view ecommerce units sold as a key measure of our growth, as growth in this metric is an indicator of our ability to successfully scale our operations while maintaining product integrity and customer satisfaction.
Wholesale Units Sold

We define wholesale units sold as the number of vehicles sold through wholesale channels in a given period. While wholesale units are not the primary driver of revenue or gross profit, wholesale is a valuable channel as it allows us to be able to purchase vehicles regardless of condition, which is important for the purpose of accepting a trade-in from a customer making a vehicle purchase from us, and as an online destination for consumers to sell their cars even if not selling us a car that meetings our retail standards.
Ecommerce Average Sale Price
We define ecommerce average sale price (“ASP”) as the average price paid by a customer for an ecommerce vehicle, calculated as ecommerce revenue divided by ecommerce units. Ecommerce average sale price helps us gauge market demand in real-time and allows us to maintain a range of inventory that most accurately reflects the overall price spectrum of used vehicle sales in the market.
Wholesale Average Sale Price
We define wholesale average sale price as the average price paid by a customer for a wholesale vehicle, calculated as wholesale revenue divided by wholesale units. We believe this metric provides transparency and is comparable to our peers.
Gross Profit per Unit
We define gross profit per unit as the gross profit for ecommerce, other, and wholesale, each of which divided by the total number of ecommerce units sold in the period. We calculate gross profit as the revenue from vehicle sales and services less the costs associated with acquiring and reconditioning the vehicle prior to sale. Gross profit per unit is driven by ecommerce vehicle revenue, which generates additional revenue through attachment of our financing and protection products, and gross profit generated from wholesale vehicle sales. We present gross profit per unit from our three revenues streams, as Ecommerce gross profit per unit, Wholesale gross profit per unit and Other gross profit per unit.
Average Monthly Unique Visitors
We define a monthly unique visitor as an individual who has visited our website within a calendar month, based on data collected on our website. We calculate average monthly unique visitors as the sum of monthly unique visitors in a given period, divided by the number of months in that period. To classify whether a visitor is “unique”, we dedupe (a technique for eliminating duplicate copies of repeating data) each visitor based on email address and phone number, if available, and if not, we use the anonymous ID which lives in each user’s internet cookies. This practice ensures that we do not double-count individuals who visit our website multiple times within a month. We view average monthly unique visitors as a key indicator of the strength of our brand, the effectiveness of our advertising and merchandising campaigns and consumer awareness.
Average Days to Sale
We define average days to sale as the number of days between Shift’s acquisition of a vehicle and sale of that vehicle to a customer, averaged across all ecommerce units sold in a period. We view average days to sale as a useful metric in understanding the health of our inventory.
Ecommerce Vehicles Available for Sale
We define ecommerce vehicles available for sale as the number of ecommerce vehicles in inventory on the last day of a given reporting period. Until we reach an optimal pooled inventory level, we view ecommerce vehicles available for sale as a key measure of our growth. Growth in ecommerce vehicles available for sale increases the selection of vehicles available to consumers, which we believe will allow us to increase the number of vehicles we sell. Moreover, growth in ecommerce vehicles available for sale is an indicator of our ability to scale our vehicle purchasing, inspection and reconditioning operations.
Number of Regional Hubs
We define a hub as a physical location at which we recondition and store units bought and sold within a market. Because of our omni-channel fulfillment model with our on-demand delivery test drive offering, we are able to service super-regional areas covering approximately a 60-plus mile radius from a single hub location. This is a key metric as each hub expands our service area as our service area, reconditioning and storage capacity.

Results of Operations
The following table presents our revenue, gross profit, and unit sales information by channel for the periods indicated:

	Three Months Ended September 30,			Nine Months Ended September 30, 2021
	2021	2020	Change	2021	2020	Change
	($ in thousands, except per unit metrics)
Revenue:
Ecommerce vehicle revenue, net	$156,248	$48,486	222.3%	$374,889	$97,870	283.0%
Other revenue, net	6,215	2,036	205.3%	15,309	3,933	289.2%
Wholesale vehicle revenue	17,337	9,392	84.6%	50,455	20,504	146.1%
Total revenue	$179,800	$59,914	200.1%	$440,653	$122,307	260.3%

Cost of sales:
Ecommerce vehicle cost of sales	$148,790	$46,880	217.4%	$353,310	$93,352	278.5%
Wholesale vehicle cost of sales	18,058	9,308	94.0%	50,696	18,314	176.8%
Total cost of sales	$166,848	$56,188	196.9%	$404,006	$111,666	261.8%

Gross profit:
Ecommerce vehicle gross profit	$7,458	$1,606	364.4%	$21,579	$4,518	377.6%
Other gross profit	6,215	2,036	205.3%	15,309	3,933	289.2%
Wholesale vehicle gross profit (loss)	(721)	84	(958.3)%	(241)	2,190	(111.0)%
Total gross profit	$12,952	$3,726	247.6%	$36,647	$10,641	244.4%

Unit sales information:
Ecommerce vehicle unit sales	6,487	2,946	120.2%	16,810	6,189	171.6%
Wholesale vehicle unit sales	1,624	1,100	47.6%	5,095	2,280	123.5%

Average selling prices per unit (“ASP”):
Ecommerce vehicles	$24,086	$16,458	46.3%	$22,302	$15,814	41.0%
Wholesale vehicles	$10,675	$8,539	25.0%	$9,903	$8,993	10.1%

Gross profit per unit(1):
Ecommerce gross profit per unit	$1,150	$545	111.0%	$1,284	$730	75.9%
Other gross profit per unit	$958	$691	38.6%	911	635	43.5%
Wholesale gross profit (loss) per unit	$(111)	$29	(482.8)%	(14)	354	(104.0)%
Total gross profit per unit	$1,997	$1,265	57.9%	$2,181	$1,719	26.9%

Non-financial metrics
Average monthly unique visitors	534,681	379,604	40.9%	602,529	288,194	109.1%
Average days to sale	60	37	62.2%	53	71	(25.4)%
Ecommerce vehicles available for sale	3,593	1,840	95.3%	3,593	1,840	95.3%
# of regional hubs(2)	8	5	60.0%	8	5	60.0%
____________
(1)Gross profit per unit is calculated as gross profit for ecommerce, other and wholesale, each of which divided by the total number of ecommerce units sold in the period.
(2)As of September 30, 2021, the Dallas and Austin-San Antonio Hubs were active for vehicle storage and sales but had not yet commenced vehicle reconditioning operations.

We present operating results down to gross profit from three distinct revenue channels:
Ecommerce Vehicles: The ecommerce channel within our Retail segment represents sales of used vehicles directly to our customers through our website.
Other: The other channel within our Retail segment represents fees earned on sales of value-added products associated with the sale of ecommerce vehicles.
Wholesale Vehicles: The Wholesale channel is the only component of our Wholesale segment and represents sales of used vehicles through wholesale auctions.
Three Months Ended September 30, 2021
Ecommerce Vehicle Revenue, Net
Ecommerce vehicle revenue increased by $107.8 million, or 222.3%, to $156.2 million during the three months ended September 30, 2021, from $48.5 million in the comparable period in 2020. This increase was primarily driven by an increase in ecommerce unit sales, as we sold 6,487 ecommerce vehicles in the three months ended September 30, 2021, compared to 2,946 ecommerce vehicles in the three months ended September 30, 2020. The increase in unit sales was driven by increased investment in marketing and by increased inventory units available for sale. The increase in sellable inventory levels was partly due to investments that increased our reconditioning throughput. Substantially all of our sales growth resulted from increased market penetration in our five most mature West Coast regions ranging from San Diego to Portland, with the more recent Seattle, Austin-San Antonio, and Dallas locations expected to contribute to sales growth in future periods as their operations mature.
The increase in ecommerce vehicle revenue was also partly due to an increase in ecommerce ASP, which was $24,086 for the three months ended September 30, 2021, compared to $16,458 for the three months ended September 30, 2020. This increase in ecommerce ASP was primarily a reflection of changes to our inventory mix as well as an increase in demand for used vehicles coupled with lower than average inventory levels across the auto market as a whole.
Other Revenue, Net
Other revenue increased by $4.2 million, or 205.3%, to $6.2 million during the three months ended September 30, 2021, from $2.0 million in the comparable period in 2020. This increase was primarily due to strategic investments to enhance and expand our ancillary product offerings to better monetize our growing unit sales.
Wholesale Vehicle Revenue
Wholesale vehicle revenue increased by $7.9 million, or 84.6%, to $17.3 million during the three months ended September 30, 2021, from $9.4 million in the comparable period in 2020. The increase was primarily due to an increase in wholesale unit sales as we sold 1,624 wholesale vehicles in the three months ended September 30, 2021, compared to 1,100 wholesale vehicles in the three months ended September 30, 2020. This increase in wholesale vehicle revenue was also partly due to a 25.0% increase in ASP driven by favorable conditions in the wholesale auto market.
Cost of Sales
Cost of sales increased by $110.7 million, or 196.9%, to $166.8 million during the three months ended September 30, 2021, from $56.2 million in the comparable period in 2020. The increase was primarily due to an increase in unit sales as we sold 8,111 total vehicles in the three months ended September 30, 2021, compared to 4,046 total vehicles in the three months ended September 30, 2020. The remainder of the increase is due to increased buying and selling prices in the used auto market as a whole, caused by constrained supplies of new and used vehicles.

Ecommerce Vehicle Gross Profit
Ecommerce vehicle gross profit increased by $5.9 million, or 364.4%, to $7.5 million during the three months ended September 30, 2021, from $1.6 million in the comparable period in 2020. The increase was primarily driven by an increase in ecommerce units sold, as described in “Ecommerce Vehicle Revenue, Net” above. The increase in ecommerce vehicle gross profit was also partly due to an increase in ecommerce gross profit per unit, which grew to $1,150 per unit for the three months ended September 30, 2021, from $545 per unit in the comparable period in 2020. This increase in ecommerce gross profit per unit was largely driven by lower reconditioning costs. Reconditioning costs for vehicles acquired during the previous fiscal quarter decreased due to proportionally lower reliance on third party services and increased efficiency of internal reconditioning facilities, which benefited gross profit as the vehicles were sold during the three months ended September 30, 2021. Ecommerce vehicle gross profit also benefited from favorable conditions in the used auto market.
Other Gross Profit
Other gross profit increased by $4.2 million, or 205.3%, to $6.2 million during the three months ended September 30, 2021, from $2.0 million in the comparable period in 2020. The increase was primarily driven by an increase in ecommerce units sold, as described in “Ecommerce Vehicle Revenue, Net” above. The increase in other gross profit was also partly due to increase in other gross profit per unit to $958 during the three months ended September 30, 2021, from $691 per unit in the comparable period in 2020. Other revenue consists of 100% gross margin products for which gross profit equals revenue. Therefore, changes in other gross profit and the associated drivers are identical to changes in other revenue and the associated drivers.
Wholesale Vehicle Gross Profit
Wholesale vehicle gross profit decreased by $0.8 million, or 958.3%, to $(0.7) million during the three months ended September 30, 2021, from $0.1 million in the comparable period in 2020. The decrease was primarily driven by a decrease in wholesale gross profit per unit, which shrank to $(111) per unit for the three months ended September 30, 2021, from $29 in the comparable period in 2020. The decrease was primarily due to write-downs of inventory disposed of or expected to be disposed of through wholesale channels.
Components of SG&A

	Three Months Ended September 30,
	2021	2020	Change
	($ in thousands)
Compensation and benefits(1)	$24,784	$8,700	184.9%
as a % of revenue	13.8%	14.5%
Marketing expenses	10,760	7,666	40.4%
as a % of revenue	6.0%	12.8%
Other costs(2)	22,342	7,664	191.5%
as a % of revenue	12.4%	12.8%
Total selling, general and administrative expenses	$57,886	$24,030	140.9%
as a % of revenue	32.2%	40.1%
____________
(1)Compensation and benefits includes all payroll and related costs, including benefits, payroll taxes and equity-based compensation, except those related to preparing vehicles for sale, which are included in cost of sales, and those related to the development of software products for internal use, which are capitalized to software and amortized over the estimated useful lives of the related assets.
(2)Other costs include all other selling, general and administrative expenses such as hub operating costs, vehicle shipping costs for internal purposes, corporate occupancy, professional services, registration and licensing, and IT expenses.
Selling, general and administrative expenses increased by $33.9 million, or 140.9%, to $57.9 million during the three months ended September 30, 2021, from $24.0 million in the comparable period in 2020. The increase was partly due to an increase in compensation costs of $16.1 million, driven by the increase in average headcount from 495 to 1,039. The increase was also partly due to the increase in marketing expense of $3.1 million, which resulted from continued investment in brand marketing and opportunistic discretionary spending to leverage favorable conditions in the used auto market. Lastly, other costs increased by $14.7 million due primarily to increased selling costs and costs associated with being a public company such as increased accounting, compliance, and legal costs.

Selling, general and administrative expenses have decreased as a percentage of revenue from 40.1% to 32.2% as the Company increases in scale and begins to achieve operating leverage. The decrease in marketing expense as percentage of revenue is also due to investments in brand marketing increasing the efficiency of our marketing spend.
Nine Months Ended September 30, 2021
Ecommerce Vehicle Revenue, Net
Ecommerce vehicle revenue increased by $277.0 million, or 283.0%, to $374.9 million during the nine months ended September 30, 2021, from $97.9 million in the comparable period in 2020. This increase was primarily driven by an increase in ecommerce unit sales, as we sold 16,810 ecommerce vehicles in the nine months ended September 30, 2021, compared to 6,189 ecommerce vehicles in the nine months ended September 30, 2020. The increase in unit sales was driven by increased investment in marketing and by increased inventory units available for sale. The increase in sellable inventory levels was partly due to investments that increased our reconditioning throughput.
The increase in ecommerce vehicle revenue was also partly due to an increase in ecommerce ASP, which was $22,302 for the nine months ended September 30, 2021, compared to $15,814 for the nine months ended September 30, 2020. This increase in ecommerce ASP was primarily a reflection of changes to our inventory mix as well as an increase in demand for used vehicles coupled with lower than average inventory levels across the auto market as a whole.

Other Revenue, Net
Other revenue increased by $11.4 million, or 289.2%, to $15.3 million during the nine months ended September 30, 2021, from $3.9 million in the comparable period in 2020. This increase was primarily due to strategic investments to enhance our ancillary products to better monetize our growing unit sales.
Wholesale Vehicle Revenue
Wholesale vehicle revenue increased by $30.0 million, or 146.1%, to $50.5 million during the nine months ended September 30, 2021, from $20.5 million in the comparable period in 2020. The increase was primarily due to an increase in wholesale unit sales as we sold 5,095 wholesale vehicles in the nine months ended September 30, 2021, compared to 2,280 wholesale vehicles during the nine months ended September 30, 2020. This increase in wholesale vehicle revenue was also partly due to a 10.1% increase in ASP.
Cost of Sales
Cost of sales increased by $292.3 million, or 261.8%, to $404.0 million during the nine months ended September 30, 2021, from $111.7 million in the comparable period in 2020. The increase was primarily due to an increase in unit sales as we sold 21,905 total vehicles in the nine months ended September 30, 2021, compared to 8,469 total vehicles in the nine months ended September 30, 2020. The remainder of the increase is due to increased buying and selling prices in the used auto market as a whole, caused by constrained supplies of new and used vehicles.

Ecommerce Vehicle Gross Profit
Ecommerce vehicle gross profit increased by $17.1 million, or 377.6%, to $21.6 million during the nine months ended September 30, 2021, from $4.5 million in the comparable period in 2020. The increase was primarily driven by an increase in ecommerce units sold, as described in “Ecommerce Vehicle Revenue, Net” above. The increase in ecommerce vehicle gross profit was also partly due to an increase in ecommerce gross profit per unit, which grew to $1,284 per unit for the nine months ended September 30, 2021, from $730 per unit in the comparable period in 2020. This increase in ecommerce gross profit per unit was largely driven by lower average reconditioning costs for vehicles reconditioned in the first quarter of 2021 and sold during the three months ended September 30, 2021. Reconditioning costs for vehicles acquired during the previous fiscal quarter decreased due to decreased use of third party services and increased efficiency of internal reconditioning. The reduction in reconditioning costs benefited the latter part of the nine months ended September 30, 2020 as the vehicles were sold. Ecommerce vehicle gross profit also benefited from favorable conditions in the used auto market.
Other Gross Profit
Other gross profit increased by $11.4 million, or 289.2%, to $15.3 million during the nine months ended September 30, 2021, from $3.9 million in the comparable period in 2020. Other gross profit per unit increased to $911 during the nine months ended September 30, 2021, from $635 per unit in the comparable period in 2020. Other revenue consists of 100% gross margin products for which gross profit equals revenue. Therefore, changes in other gross profit and the associated drivers are identical to changes in other revenue and the associated drivers.
Wholesale Vehicle Gross Profit
Wholesale vehicle gross profit decreased by $2.4 million, or 111.0%, to $(0.2) million during the nine months ended September 30, 2021, from $2.2 million in the comparable period in 2020. The decrease was primarily driven by a decrease in wholesale gross profit per unit, which shrank to $(14) per unit for the nine months ended September 30, 2021, from $354 in the comparable period in 2020. During the nine months ended September 30, 2020, we sold a number of newer vehicles that had been purchased from a defunct rental car business on favorable terms, which increased the average wholesale margin in the comparable period.
Components of SG&A

	Nine Months Ended September 30, 2021
	2021	2020	Change
	($ in thousands)
Compensation and benefits(1)	$69,622	$22,022	216.1%
as a % of revenue	15.8%	18.0%
Marketing expenses	37,000	12,373	199.0%
as a % of revenue	8.4%	10.1%
Other costs(2)	49,642	17,714	180.2%
as a % of revenue	11.3%	14.5%
Total selling, general and administrative expenses	$156,264	$52,109	199.9%
as a % of revenue	35.5%	42.6%
____________
(1)Compensation and benefits includes all payroll and related costs, including benefits, payroll taxes and equity-based compensation, except those related to preparing vehicles for sale, which are included in cost of sales, and those related to the development of software products for internal use, which are capitalized to software and depreciated over the estimated useful lives of the related assets.
(2)Other costs include all other selling, general and administrative expenses such as hub operating costs, vehicle shipping costs for internal purposes, corporate occupancy, professional services, registration and licensing, and IT expenses.
Selling, general and administrative expenses increased by $104.2 million, or 199.9%, to $156.3 million during the nine months ended September 30, 2021, from $52.1 million in the comparable period in 2020. The increase was partly due to an increase in compensation costs of $47.6 million, driven by the increase in average headcount from 488 to 908. The increase was also partly due to the increase in marketing expense of $24.6 million, which resulted from continued investment in brand marketing and opportunistic discretionary spending to leverage unusually favorable conditions in the used auto market. Lastly, other costs increased by $31.9 million due primarily to increased selling costs and costs associated with being a public company such as increased accounting, compliance, and legal costs.

Selling, General, and Administrative expenses have decreased as a percentage of revenue from 42.6% to 35.5% as the Company increases in scale and begins to achieve operating leverage. The decrease in marketing expense as percentage of revenue is also due to investments in brand marketing increasing the efficiency of our marketing spend.
Liquidity and Capital Resources
Sources of liquidity
Our main source of liquidity is cash generated from financing activities. Cash generated from financing activities through September 30, 2021 primarily includes proceeds from the Merger and PIPE financing completed in October 2020, issuance of convertible notes, and proceeds from our Flooring Line of Credit ("FLOC") facility with U.S. Bank in 2021 and 2020. Refer to Note 6 - Borrowings and Note 9 - Related Party Transactions in our “Notes to Condensed Consolidated Financial Statements” for additional information.
On October 13, 2020, Insurance Acquisition Corp. (“IAC”), an entity listed on the Nasdaq Capital Market under the symbol “INSU”, acquired Shift Platform, Inc., formerly known as Shift Technologies, Inc., with Shift Platform, Inc. continuing as the surviving entity. The public company resulting from the merger was renamed Shift Technologies, Inc., which we refer to as Shift, we, us, our, SFT, or the Company. Upon the consummation of the Merger, Shift received approximately $300.9 million net of fees and expenses. See Note 2 - Merger in the “Notes to Condensed Consolidated Financial Statements” for additional details regarding this transaction.
On May 27, 2021, the Company completed a private offering of its 4.75% Convertible Senior Notes due 2026 (the “Notes”). The aggregate principal amount of the Notes sold in the offering was $150.0 million. The Notes will accrue interest payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021, at a rate of 4.75% per year. The Notes will mature on May 15, 2026, unless earlier converted, redeemed or repurchased by the Company. See Note 6 - Borrowings n the “Notes to Condensed Consolidated Financial Statements” for additional details regarding the Notes. The Company used approximately $28.4 million of the net proceeds from the sale of the Notes to pay the cost of the Capped Call Transactions (see Note 7 - Stockholders' Equity), and intends to use the remaining proceeds for working capital and general corporate purposes.
On October 11, 2021, the FLOC expired and was repaid in full. The Company is actively sourcing a replacement inventory financing facility.
Since inception, the Company has generated recurring losses which has resulted in an accumulated deficit of $386.2 million as of September 30, 2021. During the nine months ended September 30, 2021, the Company had negative operating cash flows of $128.2 million. In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by incurring indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors.
Debt obligations
See Note 6 - Borrowings of the “Notes to Condensed Consolidated Financial Statements” for information regarding the Company’s debt obligations.
Cash Flows — Nine Months Ended September 30, 2021 and 2020
The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2021	2020
	($ in thousands)
Cash Flow Data:
Net cash, cash equivalents, and restricted cash used in operating activities	$(128,164)	$(45,940)
Net cash, cash equivalents, and restricted cash used in investing activities	(9,698)	(3,264)
Net cash, cash equivalents, and restricted cash provided by financing activities	151,478	24,599

Operating Activities
For the nine months ended September 30, 2021, net cash used in operating activities was $128.2 million, an increase of $82.2 million from cash used in operating activities of $45.9 million for the nine months ended September 30, 2020. The increase is primarily due to an increase in net loss of $57.2 million, offset by an increase in stock based compensation of $17.5 million. The increase in cash used in operations is also partly due to increases in the change in fair value of financial instruments of $23.8 million and net inventory purchases of $24.5 million. The impact of net inventory purchases on our liquidity position was offset by a $32.0 million increase in cash provided by net borrowings on the FLOC, which is included in financing activities on the accompanying condensed consolidated statements of cash flows.
Investing Activities
For the nine months ended September 30, 2021, net cash used in investing activities of $9.7 million was primarily driven by the capitalization of website and internal-use software costs and purchases of capital equipment.
For the nine months ended September 30, 2020, net cash used in investing activities of $3.3 million was primarily driven by the capitalization of website and internal-use software costs and purchases of capital equipment.
Financing Activities
For the nine months ended September 30, 2021, net cash provided by financing activities was $151.5 million, primarily due to the $143.8 million in net proceeds from issuance of the Convertible Notes, offset by $28.4 million in premiums paid or the Capped Call Transactions. In addition, the Company received net proceeds from the Flooring Line of Credit of $36.3 million, (See Note 6 - Borrowings and Note 7 - Stockholders' Equity of the “Notes to Condensed Consolidated Financial Statements”).
For the nine months ended September 30, 2020, net cash provided by financing activities was $24.6 million, primarily due to proceeds from the Delayed Draw Term Loan of $12.5 million, net proceeds from the FLOC of $4.3 million, and proceeds of $6.1 million from the SBA PPP Loan.
Contractual Obligations
As of September 30, 2021 and December 31, 2020 , the Company reported a liability for vehicles acquired under OEM program of $3.7 million and $11.5 million, respectively. The Company records inventory received under the arrangement with the OEM equal to the amount of the liability due to the OEM to acquire such vehicles. The liability due to the OEM provider for such acquired vehicles is equal to the OEM’s original acquisition price.
The Company has various operating leases of real estate and equipment. See Note 10 - Commitments and Contingencies to the accompanying condensed consolidated financial statements for further discussion of the nature and timing of cash obligations due under these leases.
Off-Balance Sheet Arrangements
We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our condensed consolidated financial statements.
Critical Accounting Policies and Estimates
See Part II, Item 7, "Critical Accounting Policies and Estimates" in our Annual Report on Form 10-K for the year ended December 31, 2020. There have been no material changes to our critical accounting policies and estimates since our Annual Report on Form 10-K for the year ended December 31, 2020, except as follows:

Convertible Notes
On May 27, 2021, the Company completed a private offering of its 4.75% Convertible Senior Notes due 2026 (the “Notes”). The aggregate principal amount of the Notes sold in the offering was $150.0 million. The Notes will accrue interest payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021, at a rate of 4.75% per year. The Notes will mature on May 15, 2026, unless earlier converted, redeemed or repurchased by the Company. Please see Note 6 - Borrowings to the accompanying condensed consolidated financial statements for additional information.
The Notes contain conversion and redemption features that were evaluated for separate accounting as bifurcated embedded derivatives under applicable GAAP. The conversion feature was determined to meet the scope exception for embedded features indexed to the Company's common stock, and therefore was not accounted for separately from the host debt instrument. The redemption feature was determined to meet the scope exception for embedded features that are clearly and closely related to the host instrument, and therefore was not accounted for separately from the host debt instrument. The Notes are presented on the condensed consolidated balance sheets at par value, net of unamortized discounts and issuance costs.
Capped Call Transactions
On May 27, 2021, in connection with the issuance of the Notes (see Note 6 - Borrowings), the Company consummated privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the initial purchasers, their respective affiliates and other counterparties (the "Capped Call Counterparties"). The Capped Call Transactions initially cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of the Company’s Class A common shares underlying the Notes. The Capped Call Transactions are expected generally to reduce the potential dilution to holders of the Company’s Class A common stock upon conversion of the Notes and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount of any converted Notes upon conversion thereof, with such reduction and/or offset subject to a cap. The Capped Call Transactions are settled from time to time upon the conversion of the Notes, with a final expiration date of May 15, 2026. The Capped Call Transactions are settled in the same proportion of cash and stock as the converted Notes. The proportion of cash and stock used to settle the Notes is at the discretion of the Company.
The Capped Call Transactions are separate transactions entered into by the Company with the Capped Call Counterparties, are not part of the terms of the Notes and will not change any holder’s rights under the Notes. Holders of the Notes will not have any rights with respect to the Capped Call Transactions.
The Company used approximately $28.4 million of the net proceeds from the offering of the Notes to pay the cost of the Capped Call Transactions. The Capped Call Transactions do not meet the criteria for separate accounting as a derivative as they are indexed to the Company's stock. The premiums paid for the Capped Call Transactions have been included as a net reduction to additional paid-in capital on the condensed consolidated balance sheets.
Available Information
Our website is located at www.shift.com, and our investor relations website is located at www.investors.shift.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our Proxy Statements, and any amendments to these reports, are available through our investor relations website, free of charge, after we file them with the SEC.
We webcast via our investor relations website our earnings calls and certain events we participate in or host with members of the investment community. Our investor relations website also provides notifications of news or announcements regarding our financial performance and other items of interest to our investors, including SEC filings, investor events, press releases, and earnings releases. Further, corporate governance information, including our certificate of incorporation, bylaws, governance guidelines, board committee charters, and code of conduct, is also available on our investor relations website. The content of our websites are not incorporated by reference into this Quarterly Report on Form 10-Q or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Not applicable to Smaller Reporting Companies.

ITEM 4. CONTROLS AND PROCEDURES
1. Disclosure Controls and Procedures

We maintain disclosure controls and procedures (Disclosure Controls) within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our Disclosure Controls are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act, such as this Quarterly Report on Form 10-Q, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our Disclosure Controls are also designed to ensure that such information is accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our Disclosure Controls, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily applied its judgment in evaluating and implementing possible controls and procedures.

As of the end of the period covered by this Quarterly Report on Form 10-Q, we evaluated the effectiveness of the design and operation of our Disclosure Controls, which was done under the supervision and with the participation of our management, including our Co-Chief Executive Officers and our Chief Financial Officer. Based on the evaluation of our Disclosure Controls, our Co-Chief Executive Officers and Chief Financial Officer have concluded that, as of September 30, 2021, our Disclosure Controls were not effective due to a material weakness in the Company's internal control over financial reporting as disclosed below.

2. Material Weakness

During the course of preparing our financial statements as of and for the year ended December 31, 2020, management identified certain deficiencies in our internal control over financial reporting that management believes to be a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis. Specifically, a material weakness exists in the control environment as the Company does not have a process that demonstrates a commitment to attracting, developing, and retaining competent individuals in alignment with objectives. This material weakness impacted the effectiveness of our control environment, and our entity level controls. It resulted in the Company not maintaining a complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of US GAAP commensurate with its financial reporting requirements and the complexity of the Company’s operations and transactions.

This material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that may not be detected.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions, and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

3. Plan to Remediate Material Weakness

The Company is devoting significant time, attention, and resources to remediating the above material weakness. As of September 30, 2021, the Company continues to execute the following steps intended to remediate the material weakness described above and strengthen our internal control:

•Hire, train and develop experienced accounting executives and personnel with a level of accounting knowledge and experience in the application of US GAAP commensurate with our financial reporting requirements and the complexity of our operations and transactions.
•Establish policies and practices for the attraction, development and retention of competent accounting personnel in alignment with objectives.

We plan to continue to devote significant time and attention to remediate the above material weakness as soon as reasonably practicable. As we continue to evaluate our controls, we will make the necessary changes to improve the organization’s demonstration of commitment to attract, develop and retain competent individuals in alignment with objectives. We believe these actions will be sufficient to remediate the identified material weakness and strengthen our internal control over financial reporting; however, there can be no guarantee that such remediation will be sufficient. We will continue to evaluate the effectiveness of our controls and will make any further changes management determines appropriate.

4. Changes in Internal Control over Financial Reporting

Except as described above, there were no changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Part II - Other Information
ITEM 1. LEGAL PROCEEDINGS
The Company may be subject to legal proceedings and claims that arise in the ordinary course of business. Other than the matter discussed below, Management is not currently aware of any matters that will have a material effect on the financial position, results of operations, or cash flows of the Company.
On May 7, 2021, we were named in a lawsuit filed in the U.S. District Court for the Southern District of New York (Stifel, Nicolaus & Company, Inc. v. Shift Technologies, Inc. 21-cv-04135) by a former financial advisor, Stifel, Nicolaus & Company, Inc. (“Stifel”), claiming that we are required to pay the former financial advisor certain compensation as a result of the Merger. In addition, the complaint seeks punitive damages as a result of alleged unjust enrichment for the amount of the benefits allegedly conferred on Shift by Stifel. The Company believes it has meritorious defenses against the claim, and the probable incurred losses related to the claim are immaterial as of September 30, 2021. Based on such information as is available to us, the range of additional reasonably possible losses related to the claim does not exceed $4.0 million, excluding any punitive damages which the Company cannot currently estimate. The Company believes the claim is without merit and intends to defend itself vigorously; however, there can be no assurances that the Company will be successful in its defense.
ITEM 1A. RISK FACTORS
There have been no material changes to the risk factors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, except as described below:
We depend on key personnel and employees to operate our business, and if we are unable to retain, attract and integrate qualified personnel and employees, our ability to develop and successfully grow our business could be harmed.
The Company’s success is highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified personnel and employees. The competition for qualified personnel in the industries in which we operate is intense and there can be no assurance that we will be able to continue to attract and retain all personnel necessary for the development and operation of our business. In periods of higher activity, it may become more difficult to find and retain qualified employees which could limit growth, increase operating costs, or have other material adverse effects on our operations. As a result of the COVID-19 pandemic and the spread of new variants, most notably the Delta variant, our hiring, training, and retention efforts may be hindered by the constraints placed on our business, including measures that we take proactively and those that are imposed upon us by government authorities. In addition, labor shortages, the inability to hire or retain qualified employees nationally, regionally or locally or increased labor costs could have a material adverse effect on our ability to control expenses and efficiently conduct operations.

Future sales or issuances of equity securities could decrease the value of our common stock, dilute investors’ voting power and reduce our earnings per share.
We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and may issue equity securities in acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our common stock.
Additional issuances of our securities may involve the issuance of a significant number of common stock at prices less than the current market price for the common stock. Issuances of substantial numbers of common stock, or the perception that such issuances could occur, may adversely affect prevailing market prices of our common stock. Any transaction involving the issuance of previously authorized but unissued common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to security holders.
Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.
As of November 11, 2021, we had outstanding approximately 81,291,036 shares of our common stock and securities exercisable for and convertible into approximately 10,682,880 shares of common stock (of which approximately 3,406,394 were exercisable as of that date). We also had convertible debt outstanding that is convertible into a maximum of 22,692,890 shares of our common stock. The sale or the availability for sale of a large number of our common stock in the public market could cause the price of our common stock to decline.
There is no assurance we will continue to meet the Nasdaq listing standards.
We must meet continuing listing standards to maintain the listing of our common stock on Nasdaq. If we fail to comply with listing standards and Nasdaq delists our common stock, we and our shareholders could face significant material adverse consequences, including:
•a limited availability of market quotations for our common stock;
•reduced liquidity for our common stock;
•a determination that our common stock are “penny stock,” which would require brokers trading in our common stock to adhere to more stringent rules and possible result in a reduced level of trading activity in the secondary trading market for our common stock;
•a limited amount of news about us and analyst coverage of us; and
•a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.
ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
On May 27, 2021, the Company completed a private offering of its 4.75% Convertible Senior Notes due 2026 (the “Notes”). The aggregate principal amount of the Notes sold in the offering was $150.0 million. Please see Note 6 - Borrowings to the accompanying condensed consolidated financial statements for additional information.
ITEM 3. DEFAULTS UPON SENIOR SECURITIES
None.
ITEM 4. MINE SAFETY DISCLOSURES
None.
ITEM 5. OTHER INFORMATION
None.

EXHIBIT INDEX

Exhibit No.	Description
10.1
Employment Agreement, dated as of September 27, 2021, by and among Shift Technologies, Inc. and Jeff Clementz (incorporated by reference to Exhibit 10.1 to the Current Report of Form 8-K filed on September 30, 2021) *

10.2	Transition and Separation Agreement, dated as of November 4, 2021, by and among Shift Technologies, Inc. and Toby Russell (filed herewith)*
31.1	Certification of Co-Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Co-Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.3	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Principal Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
____________
(1)Portions of the exhibit have been omitted pursuant to Rule 406.
†The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.
*Indicates management contract or compensatory plan or arrangement.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SHIFT TECHNOLOGIES, INC.
/s/ Oded Shein
Oded Shein
Chief Financial Officer
November 12, 2021